Form 20-F
period 2025-12-31
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
filed 2026-04-30
CIK 2010959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-42906

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

630 Business Village Block B

Port Saeed Deira, Dubai, United Arab Emirates
(Address of principal executive offices)

Zhengang Tang, Chief Executive Officer

Telephone: +971504557658

Email: ceo.office@ambitions.ae

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	AHMA	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 10,965,000 Class A ordinary shares and 18,760,000 Class B ordinary shares, par value $0.0000001 per share, were outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AED” are to United Arab Emirates Dirham, the lawful currency of the UAE (defined below);

●	“Ambitions Dubai” are to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, a wholly-owned subsidiary of the Company incorporated under UAE laws on October 26, 2023;

●	“Amended and Restated Memorandum and Articles” are to the second amended and restated memorandum and articles of association of the Company as adopted by the Company (defined below) on February 23, 2026;

●	“Class A Ordinary Shares” are Class A ordinary shares of the Company, par value $0.0000001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of the Company, par value $0.0000001 per share;

●	“Company,” “we,” “us,” or “our” are to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, an exempted company incorporated with limited liability under the laws of the Cayman Islands on November 2, 2023;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Group” are to the Company and its subsidiaries;

●	“GCC” are to the Gulf Cooperation Council;

●	“Hunter Dubai” are to HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C, a wholly-owned subsidiary of Ambitions Dubai incorporated under the UAE (defined below) laws on October 10, 2007;

●	“MICE” are to the acronym that stands for meetings, incentives, conferences, and exhibitions, which refers to a sector of the tourism industry that organizes, manages, and hosts events for business or academic purposes;

●	“Multiple Dubai” are to MULTIPLE EVENTS L.L.C, a wholly-owned subsidiary of Ambitions Dubai incorporated under the UAE laws on March 16, 2008;

●	“Nasdaq” are to The Nasdaq Stock Market LLC;

●	“Ordinary Share(s)” are to the Class A Ordinary Shares and Class B Ordinary Shares, collectively;

●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“UAE” are to United Arab Emirates; and

●	“U.S. dollars,” “USD,” “$,” and “US$” are to the legal currency of the United States.

We do not have any material operations of our own. We are a holding company with operations conducted in the UAE through our subsidiaries using AED, the currency of the UAE. Our subsidiaries’ reporting currency is in AED. This annual report contains translations of certain foreign currency amounts into U.S. dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars or USD. These USD references are based on the exchange rate of AED to USD, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of USD which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable. No representation is made that the USD amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

INDUSTRY AND MARKET DATA

This annual report contains estimates, projections, and other information concerning our industry, our business, and the markets for our services, including, but not limited to, our general expectations and market position, market opportunity, and market size. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, and general publications, government data, and similar sources. While we are responsible for the accuracy of such information and believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3. Key Information—D. Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, relating to our operations, results of operations, and other matters that are based on our current expectations, estimates, assumptions, and projections. Statements regarding our future and projections relating to revenue, cost of sales, operating expenses, income (loss), and potential growth opportunities are typical of such statements. The forward-looking statements appear in a number of places, including, but not limited to, “Item 5. Operating and Financial Review and Prospects.” Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions are based upon current expectations and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

The forward-looking statements included in this annual report relate to, among other things:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition, and results of operations;

●	expected changes in our revenues, costs, or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our relationships with our clients, business partners, and third-parties;

●	the trends in, expected growth in, and market size of the MICE and tourism industries in the UAE and globally;

●	our ability to maintain and enhance our market position;

●	our ability to continue to develop new services and/or upgrade our existing services;

●	developments in, or changes to, laws, regulations, governmental policies, incentives, and taxation affecting our operations;

●	relevant governmental policies and regulations relating to our businesses and industry;

●	competitive environment, competitive landscape, and potential competitor behavior in our industry, and overall industry outlook in our industry;

●	our ability to attract, train, and retain executives and other employees;

●	the development of the global financial and capital markets;

●	fluctuations in inflation, interest rates, and exchange rates;

●	general business, political, social, and economic conditions in the UAE and the overseas markets in which we have business; and

●	assumptions underlying or related to any of the foregoing.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our subsidiaries’ operating history may not be indicative of their future growth or financial results and our subsidiaries may not be able to sustain their historical growth rates.

Our subsidiaries’ operating history may not be indicative of their future growth or financial results. There is no assurance that our subsidiaries will be able to grow their revenue in future periods. Their growth rates may decline for any number of possible reasons, and some of them are beyond their control, including decreasing client demand, increasing competition, declining growth of the event planning and tourism industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. Our subsidiaries expect to continue to expand their offerings to and to increase their customer base. However, the execution of their expansion plan is subject to uncertainty and the number of clients may not grow at the rate they expect for the reasons stated above. If their growth rates decline, investors’ perceptions of their business and prospects may be adversely affected and the market price of our Class A Ordinary Shares could decline.

A decline in general economic conditions or a disruption of financial markets may affect tourism markets or the discretionary income of consumers, which in turn could adversely affect our profitability.

Our subsidiaries’ operations are influenced by the overall health of the economy, especially factors that directly affect tourism and leisure demand. Economic downturns, whether local or global, can lead to a reduction in consumer spending on non-essential items, including travel and leisure activities. As people experience a decrease in their disposable income during such periods, they are likely to cut back on expenses like vacations, weekend getaways, and other forms of tourism. Concurrently, corporate behavior shifts in response to economic pressures, with organizations opting for local venues for events rather than international locations. This may pose a challenge to our subsidiaries’ MICE management business, which may also adversely affect our financial condition and results of operations.

Moreover, disruptions in financial markets can lead to broader economic instability, affecting consumer confidence and spending habits. When financial markets face turbulence, potential tourists may become more cautious about their expenditures, opting to save rather than spend on travel. This shift in consumer behavior can result in a decreased demand for our subsidiaries tourism agency services, leading to a reduction in revenue for our subsidiaries, and our financial condition and results of operations may be materially and adversely affected as a result.

The event planning industry is highly competitive and has grown rapidly in the past few years. If our subsidiaries are unable to compete successfully, our financial condition and results of operations may be harmed.

The event planning industry has been developing rapidly and becoming competitive in recent years. As it is relatively easy to enter the market, there are many event planners providing services of various qualities. Competition is mainly based on rates, brand recognition, turnaround time, quality of venue, and service levels. Our subsidiaries’ clients may change their budgets and preferences and choose event planners that offer lower rates or have access to venues and facilities that our subsidiaries do not have access to, which may have an adverse effect on our subsidiaries’ competitive position and our results of operations and financial condition.

High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on our business, financial condition, and results of operations.

For the years ended December 31, 2025 and 2024, no customer individually represented more than 10% of the Group’s total revenue. For the year ended December 31, 2023, CTG MICE Service Company Limited and Shandong Weichai Import and Export Corporation were the two customers that accounted for more than 10% of the Company’s total revenue, accounting for 20.8% and 11.1% of our total revenue, respectively. As of December 31, 2025, there was one customer, Customer A, that accounted for approximately 12.2% of the Group’s total accounts receivable. As of December 31, 2024, no customer accounted for more than 10% of the Group’s accounts receivable. As of December 31, 2023, Shandong Weichai Import and Export Corporation accounted for approximately 19.6% of the Group’s accounts receivable.

Although our subsidiaries continually seek to diversify their customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our subsidiaries’ total revenue will decrease in the near future. Dependence on these customers will expose our subsidiaries to the risks of substantial losses. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our subsidiaries’ revenue and have a material and adverse effect on our business, financial condition, and results of operations:

●	an overall decline in the business of these clients;

●	the decision by these clients to switch to our subsidiaries’ competitors;

●	the reduction in the prices of our subsidiaries’ services agreed by these clients; or

●	the failure or inability of any of these clients to make timely payment for our subsidiaries’ services.

If our subsidiaries fail to maintain relationships with these clients, and if they are unable to find replacement clients on commercially desirable terms or in a timely manner or at all, our business, financial condition, and results of operations may be materially and adversely affected.

Our subsidiaries use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting our business, financial condition, and results of operations.

Our business depends on services provided by, and relationships with, various third parties. In particular, for the year ended December 31, 2025, fees paid to the International Air Transport Association accounted for 20.2% of our subsidiaries’ overall purchases. For the year ended December 31, 2024, fees paid to the International Air Transport Association accounted for 19.8% of our subsidiaries’ overall purchases. For the year ended December 31, 2023, fees paid to the International Air Transport Association accounted for 24.1% of our subsidiaries’ overall purchases. See “Business—Suppliers.”

If such third parties increase the prices of their services, fail to provide their services effectively, terminate their services or agreements, or discontinue their relationships with our subsidiaries, our subsidiaries could suffer service interruptions, reduced revenue, or increased costs, any of which may have a material adverse effect on our business, financial condition, and results of operations.

Our subsidiaries have entered into a number of related party transactions in the ordinary course of their business, and may continue to enter into related party transactions in the future, which may materially and adversely affect our business, financial condition, and results of operations.

In the ordinary course of our subsidiaries’ business, they have entered into transactions with related parties. As of December 31, 2025, December 31, 2024, and December 31, 2023, the amounts due from related parties amounted to $735,590, $1,034,432, and $1,222,771, respectively.

We cannot guarantee that our subsidiaries will not continue to enter into related party transactions in the future. In addition, there can be no assurance that they have achieved and will achieve the most favorable terms with related parties for each related party transaction. Furthermore, there can be no assurance that the above-mentioned transactions or any future related party transactions that they may enter into, individually or in the aggregate, will not have an adverse effect on our business, financial condition, and results of operations. Further, the transactions with the related parties may potentially involve conflicts of interest. Additionally, there can be no assurance that any disputes that may arise among our subsidiaries and related parties will be resolved in our subsidiaries’ favor. For details, see “Related Party Transactions.”

Misconduct and errors by our subsidiaries’ employees and the employees of third parties our subsidiaries work with could harm our business and reputation.

Our subsidiaries are exposed to many types of operational risks, including the risk of misconduct and errors by their employees and the employees of third-party business partners that our subsidiaries work with. Our business depends on our subsidiaries’ employees and third parties, such as hotels, restaurants, and shops to provide services such as accommodation, dining, and shopping. We could be materially and adversely affected if these employees or partners engage in misconduct or negligence. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions our subsidiaries take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of their employees or employees of third-party business partners take, convert, or misuse funds or documents, or fail to follow rules and procedures when interacting with current or prospective clients, our subsidiaries could be liable for damages and subject to regulatory actions and penalties. Our subsidiaries could also be perceived to have facilitated or participated in the illegal misappropriation of funds or documents, or the failure to follow rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the diminished ability to operate our business, potential liability to clients, inability to attract new clients, reputational damage, regulatory intervention, and financial harm, which could negatively impact our business, financial condition, and results of operations.

The seasonality of the tourism industry in the UAE impacts our operating results.

Our subsidiaries experience seasonality in their business, especially from June to August, due to the extreme summer weather in Dubai, which leads to a decline in tourism and a reduced demand for outdoor events and activities. Consequently, our revenue during these months falls below the average of other quarters. Therefore, our operating results for a certain period within a calendar year may not correctly indicate our performance for the entire calendar year. Prospective investors should be aware of this seasonal fluctuation when making any comparison of our operating results.

Our subsidiaries do not have any business interruption or property insurance, and they may incur liabilities that are not covered by insurance, which could expose them to significant costs and business disruption.

While our subsidiaries seek to maintain appropriate levels of insurance, not all claims are insurable, and they may experience major incidents of a nature that are not covered by insurance. They do not carry any professional liability insurance. They have not purchased any property insurance or business interruption insurance.

Our subsidiaries have determined that insuring against such risks is impractical due to the high costs and challenges in obtaining such insurance on commercially reasonable terms. They consider their insurance coverage to be sufficient for their business operations. Our subsidiaries maintain an amount of insurance protection that they believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that such insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which they may be subject.

Our subsidiaries could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, their insurance costs may increase over time in response to any negative development in their claim history or due to material price increases in the insurance market in general. If our subsidiaries were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, their results of operations could be materially and adversely affected, which could materially and adversely affect our financial condition and results of operations as well.

Our subsidiaries may not successfully acquire and integrate other businesses, form and manage alliances, or divest businesses.

Our subsidiaries may pursue acquisitions, strategic alliances, or divestitures of some of their businesses as part of the business strategy. Our subsidiaries may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, it may be subject to regulatory constraints or limitations or other unforeseen factors that prevent them from realizing the expected benefits. Even if they are successful in making an acquisition, the business that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. They may be unable to integrate acquisitions successfully into their existing business, and they may be unable to achieve expected gross margin improvements or efficiencies. They also could incur or assume significant debt and unknown or contingent liabilities. Their reported results of operations could be negatively affected by acquisition or disposition-related charges, amortization of expenses related to intangibles, and charges for impairment of long-term assets. They may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, or alliances, including claims from terminated employees, clients, or third parties, and they may be liable for future or existing litigation and claims related to the acquired business, disposition, or alliance because either they are not indemnified for such claims or the indemnification is insufficient. These effects could cause our subsidiaries to incur significant expenses and could materially adversely affect our operating results and financial condition.

If we do not obtain substantial additional financing, our ability to execute our business plan will be impaired.

Our plans for business expansion and development are dependent upon our raising significant additional capital. Our plans call for significant new investments in development of new travel itineraries, global market expansion in Europe and Australia through acquisitions of local travel agencies and establishment of new subsidiaries, and development of travel assistance tools such as digital tourism robot. Management estimates that our capital needs for expansion will be approximately $5 million. Should our capital needs be higher than estimated, we will be required to seek additional investments, loans, or debt financing to fully pursue our business plans. Such additional investment may not be available to us on terms that are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our business plan will be impaired.

If we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan.

Our success depends in large part upon our ability to retain, attract, and motivate highly skilled management, research and development, marketing, and sales personnel. The loss of and failure to replace key technical management and personnel could adversely affect multiple development efforts. Recruitment and retention of senior management and skilled technical, sales and other personnel is very competitive, and we may not be successful in either attracting or retaining such personnel. We may lose key personnel to other high technology companies, and many larger companies with significantly greater resources than us may aggressively recruit key personnel. As part of our strategy to attract and retain key personnel, we may offer equity compensation through grants of share options, restricted share awards or restricted share units. Potential employees, however, may not perceive our equity incentives as attractive enough. In addition, due to the intense competition for qualified employees, we may be required to, and have had to, increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our subsidiaries’ operations, which could materially and adversely affect our subsidiaries’ and our business, financial condition, and results of operations.

Global pandemics, or fear of spread of contagious diseases, such as Ebola virus disease, COVID-19, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our subsidiaries’ business operations, reduce or restrict their supply of services, incur significant costs to protect their employees, or result in regional or global economic distress, which may materially and adversely affect our subsidiaries’ and our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our subsidiaries’ and our business, financial condition, and results of operations. Any one or more of these events may impede our subsidiaries’ operating efforts and adversely affect their operating results, or even for a prolonged period of time, which could materially and adversely affect our subsidiaries’ and our business, financial condition, and results of operations.

Our subsidiaries are also vulnerable to natural disasters and other calamities. We cannot assure you that our subsidiaries are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our subsidiaries’ property, breakdowns, system failures, technology platform failures, or internet failures, which could adversely affect our subsidiaries and our business, financial condition, and results of operations.

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Moreover, we conduct a substantial portion of our operations in the Middle East, particularly in the UAE, where many of our officers and directors reside. Our business, as a tour operator, travel agency, and provider of event planning and management services, is sensitive to regional economic, political, and security conditions. Ongoing hostilities involving Israel, the Gaza Strip, and neighboring regions, including the conflict that began on October 7, 2023, may disrupt travel patterns, reduce tourism demand, and lead to airspace restrictions, border or customs closures, and flight delays. While our operations have not yet been materially impacted, any escalation or prolongation of these conflicts could materially and adversely affect our business, financial condition, and results of operations.

Such geopolitical instability often leads to broad sell-offs in the equity markets and heightened investor sensitivity to risk. Consequently, these developments may materially and adversely affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy, which in turn could negatively impact our financial condition and the value of our securities.

Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations, and prospects.

Maintaining and enhancing our brand is critical to expanding our base of clients. Our ability to maintain and enhance our brand depends largely on our ability to maintain client confidence in our service offerings. If clients do not have a satisfactory experience with our services, our clients may seek out alternatives from our competitors and may not return to us in the future, or at all.

In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our client base and result in decreased total revenue which could adversely affect our business, financial condition, and results of operations. Client complaints or negative publicity about our services, company practices, employees, client data handling, and security practices could rapidly and severely diminish our clients’ confidence in us and result in harm to our brands.

If our subsidiaries are not able to implement their strategies to achieve their business objectives, their business operations, and financial performance will be adversely affected.

Our subsidiaries’ business plan and growth strategy are based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. However, there is no assurance that our subsidiaries will be successful in implementing their strategies or that their strategies, even if implemented, will lead to the successful achievement of their objectives. If they are not able to successfully implement their strategies, their business operations and financial performance will be adversely affected, which will adversely affect our financial condition and results of operations as well.

Our subsidiaries are subject to legal and regulatory proceedings from time to time in the ordinary course of their business.

Our subsidiaries have not been subject to any material allegations or complaints in the past, but they may be involved in legal and other disputes in the ordinary courses of their business, including allegations against them for potential infringement of third-party copyrights or other intellectual property rights, as well as client complaints in relation to the quality of their services and other dissatisfaction. Our subsidiaries might also be involved in governmental investigations for content posted on their websites or other aspect of their business operation in the future. Any claims against them, with or without merit, could be time-consuming and costly to defend or litigate, divert the management’s attention and resources or harm the brand equity. If a lawsuit or governmental proceeding against our subsidiaries is successful, they may be required to pay substantial damages or fines. Our subsidiaries may also lose, or be limited in, the rights to offer some of their services or be required to make changes to their offerings or business model. As a result, the scope of our subsidiaries’ service offerings could be reduced, which could adversely affect their ability to attract new clients, harm their reputation and have a material adverse effect our business, financial condition, and results of operations.

Moreover, being a public company raises our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. We may also be accused of having, or be found to have, infringed, misappropriated, or otherwise violated third-party intellectual property rights.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We are facilitating overseas business development. The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Practices in the local business communities of many countries outside the United States have a level of government corruption that is greater than that found in the developed world. Our policies mandate compliance with these anti-bribery laws and we have established policies and procedures designed to monitor compliance with these anti-bribery law requirements; however, we cannot assure you that our policies and procedures will protect us from all potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations, we could suffer from criminal or civil penalties or other sanctions that could have a material adverse effect on our business.

Risks Related to Doing Business in Certain Countries and Regions

Investments in emerging markets are subject to greater risks than those in more developed markets.

You should be aware that investments in emerging markets, such as the GCC region, are subject to greater risks than those in more developed markets, including risks such as:

●	political, social, and economic instability;

●	exposure to local economic and social conditions, including cultural and communication challenges;

●	exposure to local political conditions, including political disputes, requirements to expend a portion of funds locally, and government-imposed industrial cooperation requirements, as well as increased risks of fraud and political corruption;

●	exposure to potentially undeveloped legal systems which make it difficult to enforce contractual rights and to potentially adverse changes in laws and regulatory practices, including licensing, approvals, grants, adjudications, and concessions, among others;

●	war, terrorism, rebellion, coup, revolution, or similar events;

●	drought, famine, epidemics, pandemics, and other complications due to natural or manmade disasters;

●	governments’ actions or interventions, including tariffs, protectionism, subsidies, various forms of exchange controls, expropriation of assets and cancellation of contractual rights;

●	boycotts and embargoes that may be imposed by the international community;

●	ambiguities, uncertainties, and changes in taxation, licensing, and other laws and regulations;

●	arbitrary or inconsistent government action, including capricious application of tax laws and selective tax audits;

●	controls on the repatriation of profits and/or dividends, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

●	difficulties and delays in obtaining new permits, licenses, and consents for business operations or renewing existing ones;

●	difficulties or an inability to obtain legal remedies in a timely manner;

●	compliance with a variety of U.S. and other foreign laws, including (i) compliance (historical and future) with the requirements of applicable anti-bribery laws, including the U.K. Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977; and (ii) compliance (historical and future) with sanctions and export control provisions (including the U.S. Export Administration Regulations) in several jurisdictions, including the European Union, the United Kingdom, and the United States; and

●	potential lack of reliability as to title to real property in certain jurisdictions.

Although the GCC region has enjoyed significant economic growth over the last several years, there can be no assurance that such growth will continue. Moreover, while certain governments’ policies have generally resulted in improved economic performance, there can be no assurance that such a level of performance can be sustained.

Accordingly, you should exercise particular care in evaluating the risks involved and must decide whether, in the light of those risks, your investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

Investing in GCC markets carries certain risks that should be taken into consideration. Some of the key risks include:

●	Regulatory Environment: The regulatory landscape in GCC countries may vary, and changes in regulations or government policies can impact the investment climate. It is essential to stay updated on regulations related to foreign investments, technology transfers, intellectual property rights, and data privacy.

●	Economic and Political Stability: GCC markets are subject to geopolitical tensions and economic fluctuations. Political instability, regional conflicts, or changes in government policies can affect the business environment and investor confidence, however its evident that the local governments policies are focusing on their economic growth and avoiding political conflicts.

●	Market Maturity: While GCC markets are rapidly growing, the technology sector may still be in its early stages of development. The level of market maturity, infrastructure, and adoption rates for certain technologies can vary across different countries within the GCC region.

●	Competitive Landscape: The tech industry in the GCC region is becoming increasingly competitive, with local and international players vying for market share. Understanding the competitive landscape and differentiating your offering is crucial to succeed in this dynamic market.

●	Talent Availability: Finding skilled and experienced talent, particularly in specialized tech fields, can be a challenge in certain GCC countries. Assessing the availability of qualified professionals and building a strong team is vital for the success of tech investments, however the GCC countries have succeeded for decades to attract talents and competencies by offering high wages and unique lifestyle as well as wellbeing and comfort of life.

●	Cultural Considerations: Cultural norms and business practices in the GCC region may differ from other markets. Adapting to local customs, building relationships, and understanding the local business culture can contribute to successful investments, however the government of UAE and recently Saudi Arabia are adopting more western related culture to make it easier for expats with western cultures to adapt with the local culture.

The economies within the GCC region are highly dependent upon the oil and gas industry.

The UAE’s economy as well as a number of other economies within the GCC region are highly dependent upon the oil and gas industry. Oil and gas prices fluctuate in response to changes in many factors, including, but not limited to:

●	economic and political developments in oil producing regions;

●	global and regional supply and demand, and expectations regarding future supply and demand, for oil and gas products;

●	the ability of members of Organization of the Petroleum Exporting Countries and other crude oil producing nations to agree upon and maintain specified global production levels and prices;

●	the impact of international environmental regulations designed to reduce carbon emissions;

●	actions taken by major crude oil and gas producing or consuming countries;

●	prices and availability of alternative fuels;

●	global economic and political conditions;

●	development of new technologies; and

●	global weather and environmental conditions.

Oil prices have historically been volatile, declining significantly beginning in June 2014 and experiencing periodic fluctuations since then. More recently, geopolitical tensions in the Middle East, including the ongoing conflict involving Iran, have contributed to renewed volatility in global oil markets, with prices subject to sharp increases as well as sudden declines. If oil prices decline or remain unstable, this could adversely affect the gross domestic product and other economic indicators of oil-producing countries, such as the UAE, resulting in fewer tourists and business travelers coming into the countries, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business may be adversely affected by changes in government policies, laws, and regulations in the UAE.

We conduct all of our business through our subsidiaries in the UAE. As such, our business may be adversely affected by changes in government policies, laws, and regulations in the UAE.

On January 16, 2023, the Ministry of Finance of the UAE introduced a 9% federal corporate tax regime for the first time in the UAE to be applied on the adjusted accounting net profits of a business above AED375,000 (US$102,110), which came into effect on 1 June 2023. Both of our subsidiaries, Hunter Dubai and Multiple Dubai are subject to corporate income tax in the UAE as their net profits meet the AED375,000 (US$102,110) threshold. However, under the UAE corporate tax regime, group-level considerations, including transfer pricing and intra-group transactions, may affect the overall tax exposure of the Group.

Moreover, value added tax, or VAT, was introduced in the UAE on January 1, 2018, at a rate of 5%. Whilst VAT will apply to our business transactions in the UAE, it has not had a material impact on our business. However, any further change in VAT in the UAE could increase the costs for users to purchase our services and may reduce user spending as a result, which could adversely affect our revenue.

In addition, the AED, which is the legal currency of the UAE, has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged in the future or that the existing peg will not be adjusted in a manner that negatively impacts the level of economic activities in the UAE or negatively impacts the attractiveness of the UAE as a tourist destination. Any such de-pegging or adjustment could have a material adverse effect on our business, financial condition, and results of operations.

The economic, political, and social conditions in the GCC region, as well as government policies, laws, and regulations, could affect our business, financial condition, and results of operations.

Our subsidiaries are located in the UAE, and they provide travel agency services in the GCC region, therefore, they must comply with the applicable laws and regulations in the jurisdiction of the GCC region. The regulatory bodies in the GCC region may not be as fully matured and as established as those of the United States. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Inconsistent interpretation or implementation in relation to existing laws and regulations could restrict our subsidiaries’ ability to offer their services in the relevant jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

Our failure to obtain, maintain or renew licenses, approvals, permits, registrations, or filings necessary to conduct our subsidiaries’ operations could have a material adverse impact on our business, financial condition, and results of operations.

Regulatory authorities in various jurisdictions oversee different aspects of our subsidiaries’ business operations. Our subsidiaries are required to obtain a number of licenses, approvals, permits, registrations, and filings and are subject to certain reporting obligations required for maintaining our subsidiaries and personnel in such jurisdictions. We cannot assure you that our subsidiaries have obtained all of these licenses, approvals, permits, registrations, and filings or will continue to maintain or renew all of them or that our subsidiaries have complied with these requirements in full. If our subsidiaries fail to obtain necessary authorizations, they may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition, and results of operations. In addition, there can be no assurance that our subsidiaries will be able to maintain their existing licenses, approvals, registrations or permits in the relevant jurisdictions, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations, or filings necessary for our subsidiaries’ business expansion from time to time. If our subsidiaries fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

Risks Relating to Our Capital Structure

Our dual-class capital structure has the effect of concentrating voting control with our chief executive officer and chairman, and his interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under the dual-class structure, on a show of hands, every shareholder present at a general meeting shall have one vote, and on a poll, holders of Class A Ordinary Shares are entitled to one vote per Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 30 votes per Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, our chairman of the board of directors, director, and chief executive officer, Mr. Zhengang Tang, beneficially holds 6,776,000 Class A Ordinary Shares and 13,132,000 Class B Ordinary Shares, which represents 61.80% and 70%, respectively, of our then issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, and collectively represent approximately 69.69% of the aggregate voting power of our issued and outstanding share capital. As such, we are deemed a “controlled company” under Nasdaq Marketplace Rules 5615(c). However, we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules.

Mr. Zhengang Tang, as the controlling shareholder of our Company, has substantial influence over our business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be materially and adversely affected.

Our dual-class capital structure may adversely affect the trading market for our Class A Ordinary Shares.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. However, several shareholder advisory firms announced their opposition to the use of multiple-class structures. As a result, the dual-class structure of our Ordinary Shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

Nasdaq may apply additional and more stringent criteria for our continued listing, since our insiders hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (the “PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities (in which instance, Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company); and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Since our insiders hold a large portion of our listed securities, Nasdaq may apply additional and more stringent criteria for our continued listing. If we fail to satisfy Nasdaq’s enhanced listing requirements, or even if we satisfy such requirements but Nasdaq nevertheless determines that the continued listing of our securities is inadvisable or unwarranted, Nasdaq may delist our Class A Ordinary Shares. Any such delisting could materially and adversely affect the trading market for our Class A Ordinary Shares and could cause their value to decline significantly or become worthless.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum market value of listed securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Our market value is calculated as our consolidated closing bid price multiplied by our total listed securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies.

This proposal is part of a broader trend of Nasdaq tightening listing standards for smaller issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies such as us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq without any opportunity to cure the deficiency. Such suspension and delisting would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market, which could result in similar adverse consequences even absent a failure to meet specific quantitative thresholds.

Because we are a small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we must comply with the federal securities laws, rules, and regulations, including certain corporate governance provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act, related rules and regulations of the SEC and the Nasdaq, with which a private company is not required to comply. Complying with these laws, rules and regulations occupies a significant amount of the time of our board of directors and management and significantly increases our costs and expenses. Among other things, we must:

●	maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC;

●	comply with rules and regulations promulgated by the Nasdaq;

●	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

●	maintain various internal compliance and disclosures policies, such as those relating to disclosure controls and procedures and insider trading in our Class A Ordinary Shares; and

●	involve and retain to a greater degree outside counsel and accountants in the above activities.

Our stock price may be volatile, which could result in substantial losses to investors.

From the closing of our initial public offering on October 22, 2025 to the date of this annual report, the trading price of our shares has ranged from $0.79 to $37.11 per Class A Ordinary Share. The trading price of our Class A Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A Ordinary Shares, you could lose a substantial part or all of your investment in our Class A Ordinary Shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Class A Ordinary Shares;

●	sales of our Class A Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Item 3. Key Information—D. Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares.

In connection with the closing of our initial public offering, all of our officers and directors and shareholders who then owned five (5%) percent or more of our issued and outstanding shares agreed not to sell our Ordinary Shares for a period of six (6) months from September 30, 2025. The Ordinary Shares that were subject to these lock-up agreements became eligible for sale in the public market upon expiration of these lock-up agreements on March 31, 2026, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. As of the date of this annual report, an aggregate of 10,965,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares are outstanding. All of our Class A Ordinary Shares sold in our initial public offering that closed on October 22, 2025 are freely tradable without restriction or further registration under the Securities Act. Commencing on April 1, 2026, all remaining outstanding shares may also be sold in the public market, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act.

If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements for the fiscal year ended December 31, 2025, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the Nasdaq Capital Market.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. Our principal shareholders who are not our officers or directors, however, will remain exempt from Section 16(a) reporting requirements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are permitted to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating and corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. As of the date of this annual report, we do not intend to rely on home country practices with respect to our corporate governance. However, if we elect to follow home country practice in the future in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards, our shareholders may be afforded less protection than they would otherwise receive under the corporate governance listing standards applicable to U.S. domestic issuers.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies.

Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company, or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if we are successfully listed and the market price of our Class A Ordinary Shares increases.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any share run-up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines or if such investors purchase Class A Ordinary Shares prior to any price decline.

Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Some provisions of our Amended and Restated Memorandum and Articles may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands, and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our Amended and Restated Memorandum and Articles provides that our directors have discretion to determine, or our shareholders may by ordinary resolutions resolve to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the company law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law does not provide shareholders with any right to requisition a general meeting or put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles allow any one or more of our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least five calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We are a public company in the United States. As a public company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C was incorporated on November 2, 2023, as an exempted company with limited liability in the Cayman Islands. On October 26, 2023, Ambitions Dubai was incorporated in the UAE and was acquired by the Company on December 10, 2023.

On October 10, 2007, Hunter Dubai was incorporated as a company with limited liability organized pursuant to the laws of the Emirate of Dubai.

On March 16, 2008, Multiple Dubai was incorporated as a company with limited liability organized pursuant to the laws of the Emirate of Dubai.

On November 21, 2023, Ambitions Dubai acquired 100% of the equity interests in Hunter Dubai and Multiple Dubai from their respective shareholders. Consequently, the Company became the ultimate holding company of all other entities mentioned above.

Initial Public Offering in October 2025

On October 22, 2025, the Company closed its initial public offering of 1,500,000 Class A Ordinary Shares pursuant to a registration statement on Form F-1, as amended (File No. 333-284789). In addition, the Company granted the underwriter, AC Sunshine Securities LLC, a 45-day over-allotment option to purchase up to 225,000 Class A Ordinary Shares (the “Over-Allotment Shares”) at $4.00 per share, which was fully exercised by AC Sunshine Securities LLC on October 21, 2025. The Company received gross proceeds of $6,900,000 in the initial public offering, including the proceeds from the sale of the Over-Allotment Shares, before deducting underwriting discounts and other offering expenses. The Class A Ordinary Shares of the Company commenced trading under the symbol “AHMA” on the Nasdaq Capital Market on October 21, 2025.

Corporate Information

Our registered office is Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands and our principal place of business is 630 Business Village, Block B, Port Saeed Deira, Dubai, UAE. The telephone number of our principal place of office is +97 142282568. Our agent for service of process in the United States is Cogency, the address of which is 22 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is http://www.huntertourism.net. The information contained on our website does not constitute part of this annual report. The information contained on our websites is not a part of our annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

We, through our subsidiaries in the UAE, operate as a tour operator, travel agency, and provider of event planning and management services. Our subsidiaries primarily provide two lines of services, namely, MICE management, a comprehensive coordination and organization of events, and one-stop tourism, a comprehensive travel product that is designed to provide tourists with all the necessary components of a trip in a single and convenient package, which typically include transportation, accommodations, meals, and guided tours or activities.

“MICE,” an acronym for meetings, incentives, conferences, and exhibitions, represents a specialized sector within the tourism industry focused on organizing and hosting business or academic events. Our subsidiaries assist their clients, mainly companies and industry associations, with the planning, organizing, and execution of various events including annual meetings, product launch conferences, product exhibitions, and staff gatherings in the UAE. They offer comprehensive services encompassing guest invitation, event website development, event applications, advertising, and overall event management and execution.

Our subsidiaries have demonstrated expertise in managing large-scale events. A notable example is the IDA Annual Conference organized in August 2025, which saw a participation of around 7,700 individuals. As of the date of this annual report, our subsidiaries have planned and executed approximately 900 events, each with over 100 participants, and around 50 events with more than 1,000 attendees. Over the years, they have provided MICE management services to over 300 clients.

Due to the essential role of travel arrangements in MICE events and the status of the Middle East region as a favored travel destination, a number of companies often choose countries in the Middle East region, especially the UAE, as their preferred venue for hosting their events. To cater to this need, our subsidiaries offer their clients comprehensive one-stop tourism services. These services include flight ticket bookings, airport pick-up, hotel reservations, restaurant bookings, rental of cars and buses, arranging tickets for tourist attractions, and providing tour guides. With this comprehensive approach, our subsidiaries’ clients are relieved from the hassle of navigating multiple websites for different services, such as flight ticket purchase, hotel bookings, and restaurant reservations, thereby saving time and streamlining the travel planning process. Building on the expertise and experience the Group has developed in the Middle East, the Group has expanded its one-stop tourism services into other countries. As of the date of this annual report, our subsidiaries are able to provide services for travel in the United Kingdom, Germany, Austria, Bulgaria, the Netherlands, the Czech Republic, Switzerland, Italy, Spain, France, Egypt, Mauritius, Morocco, South Africa, the United States, Canada, Japan, South Korea, Singapore, Indonesia, Vietnam, Thailand, Uzbekistan, Qatar, Bahrain, Turkey, the UAE and Oman.

In addition to providing a wide range of tourism services, our subsidiaries also specialize in creating personalized travel plans for each group, such as organizing diverse tour experiences to suit specific interests, whether educational, business, or recreational.

Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

A broad range of customers: As of the date of annual report, our subsidiaries have provided event planning and organization services to over 300 clients. These clients represent a broad spectrum of sectors, encompassing consumer goods, technology, finance, education, and legal industries.

Large-scale event planning and organizational capabilities: As of the date of this annual report, our subsidiaries have a specialized team of 15 professionals committed to the MICE management business. Additionally, our subsidiaries work with a wide range of third-party service providers, such as event venue providers, translation providers, electronic equipment providers, event material producers, and advertising companies, to provide various services to the clients, which enables our subsidiaries to deliver a comprehensive array of services to their clients, ensuring the seamless execution of sizable events. Moreover, our subsidiaries create detailed execution plans for each large-scale event. These plans encompass various logistics such as airport pick-up, dining options, hotel accommodations, and recreational activities. As of the date of this annual report, our subsidiaries have planned and executed approximately 900 events with over 100 participants, and approximately 50 events with more than 1,000 attendees. Notably, in August 2025, our subsidiaries organized the IDA Annual Conference with a total of approximately 7,700 participants.

Bespoke travel itinerary planning services: Our subsidiaries specialize in creating personalized travel plans for each group, considering the clients’ specific travel goals, personal preferences, budget constraints, and the unique attributes of their chosen destination. Our subsidiaries’ approach to itinerary planning is detail-oriented, ensuring seamless travel experiences by coordinating airport transfers, carefully selected site visits and activities, curated dining experiences, and comfortable hotel stays.

Diversified selection of services: As of the date of this annual report, our subsidiaries has worked with 435 hotels, such as Hilton, Marriott, Hyatt, and Four Seasons, 213 restaurants, and 36 car rental companies to provide customers with a diverse range of experiences in accommodations, dining, and transportation.

Experienced management team: Our company is supported by an experienced management team, whose expertise spans across management, business administration, and tourism management. For example, our chairman of the board of directors, director, and chief executive officer, Zhengang Tang, who obtained a master’s degree in business administration from Peking University, brings a wealth of corporate management experience, founded our subsidiary, Hunter Dubai, and has been the chief executive officer of the subsidiary since 2006. Jihong Chen, one of our directors, possesses over three decades of experience in the tourism industry, used to serve as the manager of China International Travel Service Limited, a tour operator and travel agency in China, and has been the general manager of Hunter Dubai since 2006. Jibin Wang, the deputy general manager of Hunter Dubai, has academic background in tourism management, used to work in various hotels and has been the deputy general manager of Hunter Dubai since 2011. Mingtao Zhu, boasting over ten years of expertise in tourism and event planning, has been working for Multiple Dubai since 2011 and currently serves as the general manager of Multiple Dubai.

Challenges

Set forth below are the challenges our subsidiaries face in their business operations:

Customer concentration: Although our subsidiaries serve a broad range of customers, our business to some extent depends on a few major customers. For the years ended December 31, 2025 and 2024, no customer accounted for more than 10% of our total revenue. For the year ended December 31, 2023, two customers, CTG MICE Service Company Limited and Shandong Weichai Import and Export Corporation, accounted for more than 10% of the Company’s total revenue, accounting for 20.8% and 11.1% of our total revenue. Dependence on these customers will expose our subsidiaries to the risks of substantial losses. If our subsidiaries fail to maintain relationships with these clients, and if they are unable to find replacement clients on commercially desirable terms or in a timely manner or at all, our business, our financial condition, and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on our business, financial condition, and results of operations.”

Risk of misconduct and errors by employees: Executing a large-scale event necessitates a significant number of employees, either from our subsidiaries or from third-party service providers. Consequently, our subsidiaries are exposed to the risk of misconduct and errors by both their own employees and those of third-party business partners they collaborate with. If any of their employees or employees of third-party business partners take, convert, or misuse funds or documents, or fail to follow rules and procedures when interacting with current or prospective clients, our subsidiaries could be liable for damages and subject to regulatory actions and penalties. Our subsidiaries could also be perceived to have facilitated or participated in the illegal misappropriation of funds or documents, or the failure to follow rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the diminished ability to operate our business, potential liability to clients, inability to attract new clients, reputational damage, regulatory intervention, and financial harm, which could negatively impact our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Misconduct and errors by our subsidiaries’ employees and the employees of third parties our subsidiaries work with could harm our business and reputation.”

Seasonality: Our subsidiaries provide travel-related services, primarily in the Middle East, with a focus on Dubai. As such, they experience seasonal fluctuations in their business, particularly from June to August, when the extreme summer weather in Dubai leads to a decline in tourism and reduced demand for outdoor events and activities. Consequently, our revenue during these months is lower than the average of other quarters. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The seasonality of the tourism industry in the UAE impacts our operating results.”

Dependence on third-party service providers: To offer customers a diversified selection of services, our subsidiaries must maintain healthy relationships with a variety of third parties. If such third parties increase the prices of their services, fail to provide their services effectively, terminate their services or agreements, or discontinue their relationships with our subsidiaries, our subsidiaries could suffer service interruptions, reduced revenue, or increased costs, any of which may have a material adverse effect on our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our subsidiaries use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting our business, financial condition, and results of operations.”

Reliance on key management and personnel: Our success depends in large part upon our ability to retain, attract, and motivate highly skilled management. The loss of and failure to replace key technical management and personnel could adversely affect multiple development efforts. Due to the intense competition for qualified employees, we may be required to, and have had to, increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan.”

Growth Strategy

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Extending our reach into additional regional markets: Our strategy involves expanding into various European countries including Spain, the United Kingdom, France, Italy, and into Oceanian nations such as Australia and New Zealand. We aim to work with hotels, restaurants, and convention centers in these regions, expanding the scope of our subsidiaries’ one-stop tourism and MICE management services into these countries. Moreover, we plan to acquire local travel agencies and establish new subsidiaries in these regions. As of the date of this annual report, we have not identified any potential target companies for such acquisitions.

Expanding our customer reach: We intend to employ three key strategies to expand our customer reach: (i) launching an online booking platform to enhance the visibility of our subsidiaries’ services and acquire a greater number of individual customers; (ii) establishing five to ten travel advisors in each of three regions: Europe, Oceania, and Southeast Asia, tasked with the design, development, promotion, and sale of local travel offerings; (iii) executing an integrated marketing approach, including disseminating promotional images and videos on social networks such as TikTok and Instagram, along with customer incentives like discounts on initial purchases and tiered loyalty programs; and (iv) expanding into short-form series production by creating Arabic-language short dramas with integrated marketing content to enhance the Group’s regional presence and brand influence.

Developing robotic solutions for enhanced tourism experience: We plan to initiate a partnership with technology companies, supported financially by our subsidiaries, to develop tourism robots. The technological expertise and research personnel will be contributed by these technology companies. These robots are intended for use in settings such as airports, hotels, and tourist attractions. In airports and hotels, their services are expected to encompass language translation, navigational assistance, streamlined hotel check-ins, and aid in emergency evacuations. Within tourist destinations, they are projected to offer interactive features like motion demonstrations, voice-based interactions, and intelligent guided tours. Our initial investment in this venture is set at US$300,000. The project is presently in its prototype design phase, and we aim to deploy these tourism robots by the first half of 2027.

Business Model

Our revenue is generated from (i) MICE management service fees; (ii) one-stop tourism service fees; (iii) commissions for transportation ticketing and accommodation reservation services; and (iv) revenue from other travel related services.

For the years ended December 31, 2025, 2024, and 2023, our MICE management services revenue accounted for approximately $17,178,001, $12,377,069, and $12,224,126, representing 84.9%, 66.7%, and 65.6% of our total revenue, respectively.

For the years ended December 31, 2025, 2024, and 2023, our one-stop tourism service revenue accounted for approximately $2,183,915, $5,613,299, and $5,969,006, representing 10.8%, 30.3%, and 32.0% of our total revenue, respectively.

For the years ended December 31, 2025, 2024, and 2023, our revenue from commissions for transportation ticketing and accommodation reservation services accounted for approximately $766,977, $520,982, and $402,821, representing 3.8%, 2.8%, and 2.2% of our total revenue, respectively.

For the years ended December 31, 2025, 2024, and 2023, our revenue from other travel related services accounted for approximately $100,287, $32,097, and $29,422, representing 0.5%, 0.2%, and 0.2% of our total revenue, respectively.

Our Services

Our subsidiaries primarily have two lines of services, namely MICE management services and one-stop tourism services. Whereas the MICE management sector organizes conferences and exhibitions in Dubai, the UAE, the one-stop tourism sector provides travel-related services for event participants and other travelers. These two lines of services are intertwined to stimulate our growth. In addition, our subsidiaries also offer transportation ticketing and accommodation reservation services, which are available to clients who do not engage in our MICE management business or use our one-stop tourism services.

MICE Management

Services

In response to the increasing popularity of Dubai as a prime location for various events, our subsidiaries specialize in providing customized and comprehensive planning and organizing services for a wide range of gatherings.

Our subsidiaries offer following event planning and organizing services:

●	Guest invitation: including design and production of paper or electronic conference invitation letters;

●	Event website development: including domain registration, webpage design, and server leasing;

●	Event application: providing assistance and representation for clients in event application processes with local tourism authorities, including preparation and submission of required documentation;

●	Event advertising: facilitating client’ advertisements in newspapers, on bridge billboards, large outdoor screens, airport corridors, the Burj Khalifa, and across radio and television platforms; and

●	Event management: including venue leasing, exhibition booth setup, transportation of exhibits, formulation of safety protocols and emergency evacuation plans, scheduling for conferences and exhibitions, guest reception; simultaneous interpretation, on-site recording and photography, and video editing and production.

Moreover, our subsidiaries craft comprehensive plans for each large-scale event, covering all logistical aspects such as airport transfers, dining arrangements, hotel accommodations, and leisure activities. They also dedicate themselves to assembling specialized staff teams for each segment of the event. These teams focus on catering to the specific needs of all attendees, including dietary preferences, organizing personalized birthday gifts for those celebrating during the event, and providing accommodations for pregnant women, infants, seniors, and people with disabilities, ensuring an inclusive and well-coordinated experience for every attendee.

In addition to participating in events, our MICE management business clients often travel around Dubai and its neighboring cities. Consequently, our subsidiaries also offer one-stop tourism services to accommodate these clients’ needs. See “—B. Business Overview—Services—One-stop Tourism.”

Event Types

Our subsidiaries provide assistance to their clients in the planning and organization of a diverse range of events.

Our subsidiaries specialize in planning and organizing corporate events, including annual conferences and training sessions. For instance, they were responsible for the IDA Annual Conference, an event that took place from August 9 to August 12, 2025, attracting approximately 7,700 attendees.

In addition to conferences and training sessions, our subsidiaries help organize product launches and exhibitions for their clients. An example includes managing the Faraday FX Super One Middle East Product Launch Conference on October 28, 2025, an event that drew approximately 300 attendees.

Our subsidiaries also extend their expertise to industry forums, creating platforms for market leaders and academics to engage in idea exchange, analyze current market trends, and explore future prospects. For example, they managed the 2025 Middle East Consumer Electronics Show from November 26 to November 28, 2025, which was attended by approximately 6,000 people.

Moreover, our subsidiaries plan and organize social events such as dinner parties, celebrations, and leisure activities as well. An instance of this was their management of Hong Kong Trust Dubai 10th Anniversary Celebration on December 12, 2025, which welcomed around 250 attendees.

MICE Management Team and Third-Party Service Providers

As of the date of this annual report, our subsidiaries have 15 employees dedicated to the MICE management business, including three managers, two designers, and three event planners. An event typically requires the participation of about three to 15 employees depending on the size of the event.

In addition, our subsidiaries work with third parties to provide services to their clients. Third-party service providers our subsidiaries regularly work with include event venue providers, translation providers, electronic equipment providers, event material producers, and advertising companies. During the fiscal years ended December 31, 2025, 2024, and 2023, our subsidiaries worked with 27, 18, and 13 third-party service providers on 79, 34, and 31 events, respectively.

To ensure that our subsidiaries only work with qualified third-party service providers, management formed a standard process to evaluate these companies and control the quality of their services, which include the following steps:

Selection. Our subsidiaries select the third-party service providers for an event based on quality of products and services, prices, delivery time, customer services, and ability to fulfill contracts. Our subsidiaries request potential service providers interested in an event to submit an application form with copies of business registration certificates.

Inspection. After a third-party service provider begins working with our subsidiaries on an event, our subsidiaries regularly inspect its performance during different stages of the event according to detailed specifications and timeline for products or services in their agreement with the service provider.

Review. Our subsidiaries review the performance of each third-party service provider after an event, and rate them according to quantity and quality of products and services, timeliness, prices, and customer services. Depending on the performance of a service provider, our subsidiaries will increase, decrease, or even terminate their cooperation with it.

Our subsidiaries typically do not enter into long-term supply contracts with these third-party service providers, but only enter into event execution contracts for specific events after they finish the planning and design of the events. Our subsidiaries’ event execution contracts with third-party service providers specify quantity and specifications of products or services, unit price of each product or service, delivery time, and payment date, among other things.

Venues

Our subsidiaries select event venues based on the budget and number of attendees for each event. Below are some venues frequently rented by our subsidiaries.

Venue Name	Associated Hotel	Venue Area (square feet)	Maximum Occupancy
Atlantis Ballroom	Atlantis, The Palm, Dubai	22,604	2,500
Silk Ballroom	Atlantis, The Palm, Dubai	5,813	600
Madinat Arena	Madinat Jumeirah	29,708	4,500
Joharah Ballroom	Madinat Jumeirah	20,236	1,500
Al Meera Ballroom	Grand Hyatt Dubai	9,042	800
Baniyas Ballroom	Grand Hyatt Dubai	34,574	2,500
Armani Ballroom	Armani Hotel Dubai	7,882	600
Astor Ballroom	The St. Regis Dubai	8,611	700
Safinah Ballroom	Jumeirah Beach Hotel	14,359	1,500
Great Room	W Hotel Al Habtoor City	7,804	500
Al Joud Ballroom	Westin Hotel Al Habtoor City	15,339	1,200
Dubai Ballroom	JW Marriott Marquis	14,983	1,300
Trade Center Arena	Dubai World Trade Center	97,952	6,500
Sheikh Rashid Hall	Dubai World Trade Center	82,914	5,500

Our subsidiaries typically do not enter into long-term lease agreements with these hotels, but only enter into lease contracts for specific events. These lease contracts specify the venue name, rental fee, and additional terms tailored to the requirements of each event.

As of the date of this annual report, our subsidiaries have planned and organized approximately 1,100 events, with a total attendance of approximately 200,000 people. For the year ended December 31, 2025, our subsidiaries have planned and organized 79 events, with a total attendance of approximately 37,000 people. For the year ended December 31, 2024, our subsidiaries have planned and organized 34 events, with a total attendance of approximately 40,000 people. For the year ended December 31, 2023, our subsidiaries have planned and organized 22 events, with a total attendance of approximately 30,000 people.

Case Study

From August 9 to August 12, 2025, our subsidiaries managed the 2025 IDA Annual Conference, a major event with approximately 7,700 participants and a budget of US$734,000. Services provided by our subsidiaries included securing the conference venue, equipment setup, recording and photography, and volunteer coordination.

Representative Events

Set forth below are the representative events for the year ended December 31, 2025.

Name	Date	Location	Approximate Number of Attendees
Dubai Warm Spring Festival Grand Parade	January 10–11, 2025	Riyadh, Saudi Arabia	5,000
doTERRA China Dubai Event 2025	February 26–27, 2025	Yas Island, Abu Dhabi	1,600
2025 IDA Annual Conference	August 9–12, 2025	ADNEC Centre, Abu Dhabi	7,700
Middle East Consumer Electronics Show	November 26–28, 2025	Festival Arena, Dubai	6,000

Set forth below are the representative events for the year ended December 31, 2024.

Name	Date	Location	Approximate Number of Attendees
Central Ballet Performance in Dubai	January 30–31, 2024	DUBAI OPERA	3,000
2024 Dubai Warm Spring Festival Grand Parade	February 2–5, 2024	Burj Parkm, Dubai	20,000
Middle East Consumer Electronics Show	November 14–16, 2024	ADNEC Centre Abu Dhabi	4,000
Crip 2024 Global Partner Conference Abu Dhabi	December 21–23, 2024	ADNEC Centre Abu Dhabi	2,500

Set forth below are the representative events for the year ended December 31, 2023.

Name	Date	Location	Approximate Number of Attendees
Chinese New Year Grand Parade	January 14, 2023	Expo City Dubai	25,000
SmartCom CEO Training Session	May 29–June 9, 2023	Taj Exotica Resort & Spa, The Palm, Dubai	300
China-Arab Entrepreneurs Summit	May 17, 2023	Dubai Multi Commodities Center	200
2023 Middle East International Gas Technology Forum	June 23–24, 2023	Hyatt Regency Dubai	200
Cheung Kong Graduate School of Business Study Tour	February 12–19, 2023	The St. Regis Downtown Dubai	100

One-stop Tourism

Acknowledging the Middle East’s attraction as a popular destination for tourists, these countries welcome a vast number of travelers. To meet the growing interest in exploring middle eastern destinations, our subsidiaries offer comprehensive tour operations and travel agency services tailored for our clients. Building on the expertise and experience the Group has developed in the Middle East, the Group has expanded its one-stop tourism services into other countries. As of the date of this annual report, our subsidiaries are able to provide services for travel in the United Kingdom, Germany, Austria, Bulgaria, the Netherlands, the Czech Republic, Switzerland, Italy, Spain, France, Egypt, Mauritius, Morocco, South Africa, the United States, Canada, Japan, South Korea, Singapore, Indonesia, Vietnam, Thailand, Uzbekistan, Qatar, Bahrain, Turkey, the UAE and Oman. Our subsidiaries provide a full range of services, including flight ticket bookings, airport pickup, hotel reservations, restaurant arrangements, cars and buses rentals, tickets for tourist attractions, and the provision of tour guides. Notably, our subsidiaries’ flight ticket booking service involves direct procurement of tickets from the International Air Transport Association, ensuring that the clients benefit from competitive pricing. Our subsidiaries can also assist with visa applications, encompassing services such as preparation of application documents, guidance in filling out the application forms, and accompanying applicants to the visa center for the processing of their visas.

In addition to providing a wide range of travel agency services, our subsidiaries also specialize in creating personalized travel plans for each group, considering the clients’ specific travel goals, personal preferences, budget constraints, and the unique attributes of their chosen destination. An example is our subsidiaries’ tailored itinerary for middle school educational tours, encompassing activities such as exploring the Dubai Museum, hands-on learning of sand bottle art in gold and spice souks, visits to Dubai’s educational institutions, and interactive sessions with local students. In a similar vein, for cross-border businessman, our subsidiaries have developed specialized travel routes that include visits to the China Chamber of Commerce in Dubai, offline wholesale markets across Dubai and Saudi Arabia, and vital local companies. Our subsidiaries have also arranged tailored itineraries for groups specializing in cosmetic surgery. These arrangements included visits to the American Academy of Cosmetic Surgery Hospital, where they had the opportunity to meet and converse with local experts in Dubai’s cosmetic surgery field and observe surgeries. For clients enthusiastic about outdoor adventures, our subsidiaries crafted custom tours to Ras Al Khaimah. These tours include activities like rock climbing and zip-lining at Jebel Jais, along with hiking adventures in Wadi Showka.

We generate revenue through the services of assistance in visa applications and airport pickup by charging the clients a service fee. In addition, our subsidiaries work with a variety of service providers, including hotels, restaurants, and transportation rental companies. In these arrangements, service providers extend a negotiated rate to our subsidiaries according to the service agreements. Our subsidiaries, in turn, bill their clients at a marginally higher rate. The fees paid by the clients are used to settle accounts with the service providers. The profit for our subsidiaries arises from the difference between the client’s payment and the contracted rate provided by the service providers.

Transportation Ticketing and Accommodation Reservation

Transportation ticketing and accommodation reservation services are commonly part of our subsidiaries’ MICE management and one-stop tourism offerings. Nevertheless, acknowledging the broader market demand, our subsidiaries also extend these services to clients outside of their MICE business and one-stop tourism clientele.

Our subsidiaries derive revenue by capturing the difference between the amount paid by clients and the contracted rates offered by service providers.

Clients

Clients of MICE Management

Clients of the MICE management service include industry associations and companies in a wide range of industries such as consumer goods, technology, finance, education, and law.

No single client accounted for more than 10% of our total revenue for the years ended December 31, 2025 and 2024. Two clients, CTG MICE Service Company Limited and Shandong Weichai Import and Export Corporation, accounted for 20.8% and 11.1% of our total revenue for the fiscal year ended December 31, 2023.

Our subsidiaries enter into service agreements either directly with our MICE management service clients or the travel agencies engaged by these clients. Although each service agreement is unique, they generally share key components. These include a description of the services to be provided, outlining the scope, nature, and quality expected. Additionally, specific payment terms are detailed, covering aspects such as the payment schedule, amounts, invoicing procedures, and any conditions or milestones that may affect payment.

Clients of One-stop Tourism

Clients of our one-stop tourism service include individuals, companies, and government departments. No client accounted for more than 10% of our annual revenue for years ended December 31, 2025, 2024, and 2023.

Our subsidiaries enter into service agreements with our one-stop tourism service clients. Although each service agreement is unique, typical material terms include description of services and payment terms.

Clients of Transportation Ticketing and Accommodation Reservation

Our subsidiaries offer these services separately to clients who are not part of their MICE business or one-stop tourism customer base. For the years ended December 31, 2025, 2024, and 2023, no single client accounted for more than 10% of our annual revenue.

Suppliers

Suppliers of MICE Management

Our subsidiaries work with numerous hotels for event venue rentals and engage with a variety of third-party service providers to offer diverse services to their clients. See “—B. Business Overview—Services—MICE Management—MICE Management Team and Third-Party Service Providers,” and “—B. Business Overview—Services—MICE Management—Venues.” For the years ended December 31, 2025, 2024, and 2023, no hotel or third-party service provider accounted for more than 10% of our subsidiaries’ overall purchases.

Suppliers of One-stop Tourism

As of the date of this annual report, to provide their one-stop tourism services, our subsidiaries have worked with 435 hotels, including well-known brands like Hilton, Marriott, Hyatt, and Four Seasons. Additionally, our subsidiaries also work with 213 restaurants, 36 car rental companies, and four shops, providing their customers with a broad spectrum of experiences in dining, transportation, and shopping.

We consider our subsidiaries’ major suppliers to be those suppliers that accounted for more than 10% of our subsidiaries’ overall purchases. The International Air Transport Association accounted for 20.2%, 19.8%, and 24.1% of our subsidiaries’ overall purchases for the years ended December 31, 2025, 2024, and 2023.

Our subsidiaries enter into service agreements with their suppliers. Although each service agreement is unique, typical material terms include description of services, and payment terms.

Suppliers of Transportation Ticketing and Accommodation Reservation

The suppliers for this business are part of the supplier network for our one-stop tourism business. See “—B. Business Overview—Suppliers—Suppliers of One-stop Tourism.”

Competition

The tourism and MICE management industry is intensely competitive, subject to rapid change and significantly affected by new service introductions and other market activities of industry participants. Our subsidiaries compete with service providers of tourism and MICE management. Some of these competitors are large, well-capitalized companies with greater market share, resources, and experience than our subsidiaries have. Consequently, they are able to spend more on service development, marketing, sales, and other product initiatives than our subsidiaries can.

Our subsidiaries’ major competitors include Arabian Adventures LLC, Desert Gate Tourism LLC, and ADNEC Services LLC. Our subsidiaries compete with such competitors particularly in the area of one-stop tourism service and MICE management.

Although there can be no assurance that our subsidiaries will be able to continue to compete successfully in the future, we believe that our subsidiaries can compete successfully with these companies by offering services of better quality to numerous customers. This competitive edge is bolstered by our subsidiaries’ broad range of customers, large-scale event planning and organizational capabilities, bespoke travel itinerary planning service, diversified selection of services, and an experienced management team. See “—B. Business Overview—Competitive Strengths.”

Marketing

As of the date of this annual report, our subsidiaries have a five-person marketing team. The marketing team actively employs social media channels, such as TikTok and Instagram, as key platforms for promoting our subsidiaries’ services. This strategy involves posting a variety of content, including photographs and videos, from conferences and exhibitions our subsidiaries have previously orchestrated. Through these posts, our subsidiaries aim to provide a vivid showcase of their expertise in event management, highlighting the quality, creativity, and scale of the events they have successfully delivered. This approach not only demonstrates their capacity for organizing and managing large-scale events but also serves to engage and attract potential clients by visually illustrating the breadth and impact of our subsidiaries’ services.

Seasonality

Our subsidiaries experience a seasonality in their business, especially from June to August, due to the extreme summer weather in Dubai, which leads to a decline in tourism and a reduced demand for outdoor events and activities. Consequently, our revenue during these months falls below the average of other quarters.

Properties

Our subsidiaries lease six properties in both Dubai and Sharjah, UAE. The breakdown of the leased properties is as follows:

Lessor	Lessee	Location	Area (Square Feet)	Total Rent	Term(1)	Use
Almjadee Real Estate L.L.C.	Jihong Chen	Al Hala Complex No. 1, Al Safa 1, Jumeirah, Dubai, UAE	3,800	AED222,390 or US$60,555	November 15, 2025 – November 14, 2026	Residence
Al Zarooni Real Estate	Zhengang Tang	M04, Al Zarooni Clock Tower Building, Port Saeed Deira, Dubai, UAE	807	AED65,000 or US$17,699	July 15, 2025 – July 14, 2026	Residence
Al Zarooni Real Estate	Zhengang Tang	303, Al Zarooni Clock Tower Building, Port Saeed Deira, Dubai, UAE	1,410	AED85,000 or US$23,145	May 15, 2025 – May 14, 2026	Residence
Al Zarooni Real Estate	Jibin Wang	103, Al Zarooni Clock Tower Building, Port Saeed Deira, Dubai, UAE	1,356	AED84,700 or US$23,063	October 15, 2025 – October 14, 2026	Residence
Business Village	Hunter Dubai	630 Business Village, Block B, Port Saeed Deira, Dubai, UAE	1,722	AED142,544 or US$38,813	December 15, 2025 – December 14, 2026	Office

Note: (1) The lessees intend to renew the leases for an additional year upon their expiration.

Intellectual Property

As of the date of this annual report, our subsidiaries hold one trademark and two registered domain names.

The registered domain names are (i) HUNTERTOURISM.NET, which is owned by Zhengang Tang, our chairman of the board of directors, director, and chief executive officer, with an expiration date of March 12, 2027, and (ii) ae57.ae, which is owned by Zhengang Tang, with an expiration date of May 14, 2026, and is expected to be renewed upon expiration.

Employees

As of December 31, 2025, December 31, 2024, and December 31, 2023, we had 44, 43, and 39 full-time employees, respectively.

The following table provides a breakdown of our employees by function as of December 31, 2025:

Function	Number of Employees
Management	8
Business Operation	16
Sales and Marketing	9
General	11
Total	44

Our subsidiaries’ success depends on their ability to attract, motivate, train, and retain qualified personnel. We believe our subsidiaries offer their employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We believe our subsidiaries maintain a good working relationship with their employees, and our subsidiaries have not experienced any material labor disputes. None of their employees are represented by a labor union. The reduction in our workforce is attributable to outsourcing tasks to business partners and enhancing the versatility of our employees through training, enabling them to handle multiple roles.

Insurance

Hunter Dubai is insured for legal liability concerning accidental bodily injury to any third party, as well as accidental damage to the property of any third party.

Hunter Dubai has purchased medical insurance for its 29 employees.

Multiple Dubai has purchased medical insurance for its 14 employees.

Legal Proceeding

As of the date of this annual report, neither we nor our subsidiaries are a party to any material legal or administrative proceedings. From time to time, our subsidiaries may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our subsidiaries’ resources, including management’s time and attention.

Regulations

We, through our subsidiaries, mainly conduct business in the UAE and are mainly engaged in the travel agency and event planning industry. This section sets forth a summary of the UAE laws, rules, regulations, government and industry policies and requirements that our UAE subsidiaries are subject to. Failure to comply with such laws, rules, regulations, government and industry policies and requirements could result in fines, suspension or expulsion, which could have a material adverse effect upon us.

This summary does not purport to be a complete description of all the laws and regulations that apply to our subsidiaries’ business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

Dubai Rule No. 6/2006 On Licensing Touristic Establishments and Travel Agents (Responsible Government/Regulatory Body: Department of Tourism and Commerce Marketing)

This rule applies to all travel agencies and inbound tour operator service providers in Dubai. The rule defines tourist activities as:

(a)	appointed general agent for airline/airlines;

(b)	travel and tourism agent;

(c)	outbound tour operator; and

(d)	inbound tour operator.

The rule mandates that any establishment conducting tourist activities in Dubai must obtain a relevant license from the Department of Tourism and Commerce Marketing. The rule also specifies the general and special requirements that must be met by any person wishing to obtain a license for any tourist activity.

The general requirements include:

(a)	maintaining an independent office space of an area not less than forty square meters for conducting each tourist activity;

(b)	submitting recent certificates of good conduct for both the owner and the manager in charge of the establishment; and

(c)	appointing a manager in charge and three employees for each tourist activity.

Some of the special requirements for each tourist activity relevant to the Group include:

(a)	for appointed general agent for airline/airlines, the establishment must have a minimum of three years of experience in the field of airline ticket sales and must have a minimum of three employees with experience in the field of airline ticket sales;

(b)	for travel and tourism agent, the establishment must have a minimum of three years of experience in the field of travel and tourism and must have a minimum of three employees with experience in the field of travel and tourism; and

(c)	for inbound tour operator, the establishment must have a minimum of three years of experience in the field of inbound tourism and must have a minimum of three employees with experience in the field of inbound tourism.

As of the date of this annual report, our subsidiaries are in compliance with this rule, and we ensure that our subsidiaries meet the mandated standards and licensing requirements.

Decree No. 25 of 2013 On the Electronic System for Licensing Events and Marketing and Distributing Tickets in the Emirate of Dubai (Responsible Government/Regulatory Body: Department of Economy and Tourism Dubai)

This decree concerns the e-Licensing and e-Ticketing system for events in Dubai. The decree mandates that any entity affiliated with the government and is authorized to license or supervise the conduct of events in Dubai, including entities supervising free zones and special development zones, must use the e-Licensing and e-Ticketing system.

The decree defines an event as any event organized in Dubai on a permanent or temporary basis for an entertainment, marketing, sports, arts, cultural, educational, tourist, health, religious, or any other purpose, whether such event takes the form of a conference, festival, exhibition, concert, theatrical or literary event, contest, or any other form regardless of the venue where it is conducted.

The decree mandates that the e-Licensing system must be used to license events and record relevant data and information including the timings, venues, and the associated activities of such events. The e-Ticketing system is used to market event tickets. Entities that regulate, organize or manage events, including by selling or distributing tickets to such events to individuals or regulating the access or admission of individuals to such events are also required to install the necessary e-Ticketing systems and devices for their operation.

The decree also specifies the penalties for violating the provisions of this decree and the resolutions issued in pursuance hereof. As of the date of this annual report, our subsidiaries are in compliance with this decree, subscribe to the e-Licensing and e-Ticketing systems and abide by the requirements set for venues therein.

Dubai Administrative Decision No. 7/2022 on the Adoption of the Guide for the Provision of First Aid Services at Various Workplaces in the Emirate of Dubai (Responsible Government/Regulatory Body: Dubai Municipality)

This law provides details on the requirements of providing first aid services at workplaces in Dubai and approves the Manual for Providing First Aid Services at Workplaces in Dubai, which sets out the standards and procedures for providing first aid services in open or closed public and private workplaces. The manual also outlines the obligations of employers and employees with respect to the first aid standards and procedures adopted by employers.

The manual applies to all workplaces in Dubai, including public and private entities and construction sites.

The manual sets out the following basic requirements for providing first aid services at workplaces:

(a)	employers must appoint a sufficient number of trained first aiders to provide first aid services at workplaces;

(b)	employers must ensure that the first aiders have access to appropriate first aid equipment and facilities;

(c)	employers must ensure that the first aiders are trained in the use of the first aid equipment and facilities;

(d)	employers must ensure that the first aiders are trained in the provision of first aid services in accordance with the standards set out in the manual; and

(e)	employers must ensure that the first aiders are trained in the recognition and treatment of common workplace injuries and illnesses.

The manual also sets out the following requirements for the provision of first aid services in specific situations:

(a)	in the event of a serious injury or illness, a first aider must call for emergency medical assistance immediately;

(b)	in the event of a minor injury or illness, a first aider must provide appropriate first aid treatment and record the details of the incident in the workplace first aid register; and

(c)	in the event of a workplace accident, a first aider must complete an accident report form and submit it to the employer.

As of the date of this annual report, our subsidiaries comply with the first aid requirements for each type of workplace.

The Dubai Economy Commercial Permits Guide (Responsible Government/Regulatory Body: Dubai Department of Economic Development)

The Dubai Economy Commercial Permits Guide outlines the licensing process for various promotional activities in Dubai, including conferences and exhibitions. The guide specifies that a commercial permit is required for organizing promotional activities in Dubai. The permit is issued by the Department of Economic Development (“DED”) and it requires the existence of an active commercial license in Dubai. The permit constitutes permission from the DED to conduct relevant promotional activities and demonstrates that the permit holder has complied with all applicable legal requirements and the requirements of any other government, semi-government, and/or private agency (as applicable) in organizing promotional activities in Dubai.

To obtain a permit for a conference or exhibition, the applicant must submit a request form, a valid commercial license, and an outline of the campaign organizer, which shall include a campaign implementation plan, type and number of awards/prizes, and their respective values. The guide also provides information on the fees for each type of permit and the penalties for violating the regulations.

The guide also requires the service provider to ensure the following:

(a)	do not offend community habits, traditions, or the Islamic laws;

(b)	discourage the dissemination or promotion of any ideas or beliefs that may amount to prejudice in the UAE or the institutions of the State and society;

(c)	venue should be one within Dubai and designated to host exhibitions, trade fairs, and similar shows;

(d)	a government license is required, including a permit for the exhibition;

(e)	the exhibits should include goods produced or services provided by the public or locals;

(f)	firms that intend to set up exhibitions should obtain a separate permit for any promotional campaign or conference held alongside the exhibition; and

(g)	a DED permit must be obtained any conferences and seminars that involve speakers and specialists from inside or outside the state.

As of the date of this annual report, our subsidiaries are in compliance with the guidance given in the Dubai Economy Commercial Permits Guide.

Dubai Local Order 11 of 2003 On Public Health and Safety of the Community in the Emirate of Dubai (Responsible Government/Regulatory Body: Dubai Municipality)

This local order concerns the public health and safety of the community in Dubai. Entertainment sites and other places frequented by the public are required to meet all the public health and safety requirements under this local order. The organizers need to ensure the preservation of the community’s health, prevention of diseases, and protection of the mental, physical, and psychological health of individuals and attendees. Such protection of attendees should be ensured by taking all necessary protection measures, including those relating to the maintenance of environmental cleanliness, control of diseases, fighting against epidemics, and control of foodstuff. Our subsidiaries, as occupiers of any places and sites, observe these requirements in a way which ensures their safe operation without endangering the lives or safety of visitors or neighbors.

Federal Decree-Law No. 34/2021 Concerning the Fight Against Rumors and Cybercrime (Responsible Government/Regulatory Body: UAE Ministry of Interior)

This law aims to address the concerns relating to the misuse and abuse of online technologies and addresses the concerns relating to the misuse and abuse of online technologies. It further seeks to protect the UAE’s government websites and databases, combat the spread of rumors and fake news, safeguard against electronic fraud, and maintain privacy and personal rights.

Article 44 of this law states that it is illegal to take photographs of others at any public or private place or prepare, communicate, expose, copy, or keep electronic images thereof without first seeking consent. The law is applicable to both public and private places. The article also prohibits the use of electronic means to capture, store, or distribute images of others without their consent.

Our subsidiaries are in compliance with the applicable cybercrime laws in the UAE and in specific Article 44 of Federal Decree-Law No. 34/2021 Concerning the Fight Against Rumors and Cybercrime.

Regulation of Data Collection and Handling (Responsible Government/Regulatory Body: UAE Data Office)

The Federal Decree-Law No. 45/2021 On the Protection of Personal Data on the Protection of Personal Data (the “UAE Data Protection Law”), which came into force on January 2, 2022, establishes guidelines for the handling of Personal Data (defined in the UAE Data Protection Law as “Any data relating to an identified natural person, or one who can be identified directly or indirectly by way of linking data, using identifiers such as name, voice, picture, identification number, online identifier, geographic location, or one or more special features that express the physical, psychological, economic, cultural or social identity of such person. It also includes sensitive personal data and biometric data.”). Our subsidiaries are subject to data protection and information security requirements as our subsidiaries are responsible for collecting and storing the Personal Data of their employees and customers, including event attendees, such as their contact information and other information which can be used for their identification, including national identification numbers. Failure to comply with the UAE Data Protection Law will result in administrative penalties being imposed by the UAE Data Office or any other applicable regulatory authority, which include but are not limited to fines or other civil penalties. Such penalties may be imposed at the discretion of the UAE Data Office or other regulatory entity.

Under the UAE Data Protection Law, our subsidiaries are required to ensure that any cross-border data transfers must comply with the applicable legal mechanisms and security requirements under the law and the data is kept confidential at all times and is not shared with any third party without consent of the customer or other relevant person. Personal Data shall not be retained for periods longer than those required for the purpose of its processing subject to any limitation periods imposed by any applicable laws.

Furthermore, our subsidiaries are required to comply with certain minimum information security requirements prescribed in the UAE Data Protection Law, such as implementing a board-approved information security policy, encryption of card transaction data whilst sharing data externally, conducting IT training for employees on joining and on an annual basis, implementing any changes to their hardware, software, applications, databases, configuration in accordance with formal change control procedures, and ensuring that audits and testing by external experts are conducted on an annual basis.

Our subsidiaries ensure that any Personal Data collected from their customers in the course of their business is collected and processed consensually and in accordance with all applicable data protection rights of the customers. As of the date of this annual report, our subsidiaries are in compliance with UAE’s data protection regulations.

Regulation of Employment Relationship (Responsible Government/Regulatory Body: Ministry of Human Resources and Emiritisation)

Employer-employee relationships in the UAE are primarily governed by Federal Decree Law No. 33 of 2021, its Executive Regulations (Cabinet Resolution No. 1 of 2022) (as may be amended from time to time), and applicable ministerial orders implementing these provisions (together the “UAE Labor Law”). The UAE Labor Law applies to all employees working in the UAE, regardless of their nationalities. The UAE Labor Law covers a wide range of topics, including employment contracts, working hours, wages and salaries, leave, social security, and termination of employment.

The law also establishes a number of protections for employees, including the right to non-discrimination and the right to a safe and healthy workplace.

The UAE Labor Law is enforced by the Ministry of Human Resources and Emiritisation (“MoHRE”). Employees who believe that their rights have been violated can file a complaint with the MoHRE.

As of the date of this annual report, our subsidiaries are in compliance with the UAE Labor Law. In line with the UAE Labor Law, our subsidiaries staunchly uphold the rights and well-being of their employees. Each of their employers receives a clear, written employment contract detailing their salary, benefits, and working hours. Strictly adhering to the UAE’s standards, our subsidiaries ensure no one exceeds the mandated 8 hours a day and 48 hours a week work limit. Beyond working hours, our subsidiaries value their employees’ well-being, offering 30 days of paid annual leave and 15 days of paid sick leave annually. Integral to the core values of our subsidiaries are their anti-discrimination, fairness, and equality policies which are required under the UAE Labor Law. Our subsidiaries actively enforce these principles, ensuring an inclusive and supportive work environment where every individual is treated with respect and equality in accordance with the UAE Labor Law. In line with UAE’s legal directives, our subsidiaries guarantee end-of-service benefits, showcasing their commitment to both the nation’s laws and their teams’ welfare.

Regulation of Intellectual Properties (Responsible Government/Regulatory Body: Ministry of Economy, Intellectual Property Protection Department)

The UAE’s intellectual property regime is promulgated by a range of laws and regulations (together, the “UAE IP Laws”) including:

(a)	Federal Decree-Law No. 38 of 2021 On Copyrights and Neighboring Rights. t includes innovative works such as literature, music, theatre, architecture, photography, computer programs, speeches and lectures, audio-visual works, derivative works etc.;

(b)	Federal Decree-Law No. 36 of 2021 On Trademarks, providing for the protection of trademarks being anything that takes a distinct shape of names, words, signatures, letters, symbols, numbers, addresses, seals, drawings, pictures, engravings, packaging, graphic elements, forms, color or colors or a combination thereof, a sign or a group of signs, including three-dimensional marks, hologram marks, or any other mark used or intended to be used to distinguish the goods or services of a facility from the goods or services of other facilities, or to indicate the performance of a service, or to conduct monitoring or examination of goods or services;

(c)	Cabinet Resolution No. (6) of 2022 on the Executive Regulations of Federal Law No. (11) of 2021 on the Regulation and Protection of Industrial Property Rights;

(d)	Cabinet Decision No. 47/2022 On the Implementing Regulation of Federal Decree-Law No. 38/2021 on Copyrights and Neighboring Rights; and

(e)	Cabinet Decision No. 57/2022 On Executive Regulations of the Federal Decree-Law No. 36/2021 on Trademarks.

The UAE IP Laws are implemented and enforced by the Ministry of Economy, Intellectual Property Protection Department.

As of the date of this annual report, our subsidiaries are in compliance with UAE IP Laws. In compliance with the UAE IP Laws, our subsidiaries have implemented procedures for the registration, management, and protection of their own copyrights, trademarks and trade secrets. Our subsidiaries diligently ensure that their operations never infringe upon or utilize anyone else’s copyrighted material or intellectual property without proper authorization. We ensure that all our subsidiaries’ intellectual property endeavors align with the UAE IP Law.

Foreign Exchange Control (Responsible Government/Regulatory Body: Central Bank of the UAE)

The UAE has no restrictions on foreign exchange. There are no limits on the amount of foreign currency that can be brought into or taken out of the UAE. There are also no restrictions on the conversion of foreign currency into dirhams or vice versa.

However, there are a number of restrictions on the transfer of money to certain countries from and to the UAE. These restrictions are designed to prevent the funding of terrorism and other illegal activities. The Group strictly complies with the anti-money laundering requirements and sanctions lists issued by the Central Bank of the UAE (“CBUAE”), and implements enhanced due diligence measures with respect to high-risk and monitored jurisdictions as defined by the Financial Action Task Force.

The UAE’s foreign exchange control laws are overseen by the CBUAE. The CBUAE is responsible for ensuring the stability of the dirham and for promoting the development of the UAE’s financial system.

As of the date of this annual report, our subsidiaries are in compliance with UAE’s foreign exchange regulations. Recognizing the UAE’s open stance on foreign exchange, our subsidiaries ensure that all their financial transactions adhere to the UAE’s guidelines, promoting the free flow of capital while abiding by the constraints set out by the UAE. Our subsidiaries refrain from engaging in unauthorized transfers to these regions. Furthermore, our subsidiaries will exercise heightened due diligence when dealing with countries designated as high-risk jurisdictions. Every transaction is documented and undergoes internal review to ensure full compliance, thereby preventing any inadvertent support to activities that contradict the values we uphold, and the regulations set forth by the UAE government.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. For more detail on our corporate history please refer to “—A. History and Development of the Company.”

(1)	Represents 18,760,000 Class B Ordinary Shares held by HMDA Limited, a British Virgin Islands company, which is 70% owned by Zhengang Tang, our Chairman of the Board of Directors, Director, and Chief Executive Officer, and 30% owned by Jihong Chen, our Director, as of the date of this annual report.

(2)	Represents 2,576,000 Class A Ordinary Shares held by HMDC Limited, a British Virgin Islands company, which is 100% owned by Zhengang Tang, as of the date of this annual report.

(3)	Represents 1,344,000 Class A Ordinary Shares held by HMDD Limited, a British Virgin Islands company, which is 100% owned by Naixin Tang, the manager of public relations of Hunter Dubai and the daughter of Zhengang Tang.

(4)	Represents 4,200,000 Class A Ordinary Shares held by HMDE Limited, a British Virgin Islands company, which is 100% owned by Zhengang Tang, as of the date of this annual report.

(5)	Represents (i) 20,000 Class A Ordinary Shares held by HMDF Limited, a British Virgin Islands company, which is 100% owned by Mingtao Zhu, the general manager of Multiple Dubai, and (ii) 700,000 Class A Ordinary Shares held by Pinnacle Partners Inc., a British Virgin Islands company, which is 100% owned by Yuen Wing Yan.

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

Overview

We are a one-stop tourism and management solutions service provider for MICE in the UAE. We, through our subsidiaries provide comprehensive services and customized solutions for tourism and MICE travel customers, including event planning, ticketing, visa application, ground services, accommodation and dining arrangements, event reception and execution. We collaborate with numerous experienced travel agencies, hotels, airlines, and other relevant service providers to ensure providing personalized service with high quality.

For the years ended December 31, 2025, 2024, and 2023, our revenue was approximately $20.2 million, $18.5 million, and $18.6 million, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General Factors Affecting Our Results of Operations

●	global economic growth;

●	the growth and competitive landscape of management solution service industry in UAE; and

●	governmental policies and initiatives affecting the UAE’s management solution service industry. For instance, to stimulate the development of Dubai’s MICE services industry, the Dubai government has introduced a policy in 2023 to provide financial support to qualified MICE service suppliers. Under this incentive scheme, MICE service suppliers will receive financial support for events they host with more than 500 attendees. As of the date of this annual report, we have received such supports three times from the Department of Dubai Business Events in an amount of $40,844 (AED150,000), $102,110 (AED375,000), and $34,037 (AED125,000) which were used to offset the cost of the three large-scale exhibition events we hosted for in 2023, 2024, and 2025 with more than 500 attendees each. We expect to continue receiving such incentives, as long as the policy remains in place, as we are committed to expanding our customer base and service scope and to hosting events with more than 500 attendees.

Special Factors Affecting Our Results of Operation

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company-specific factors, including the following key factors:

●	Our ability to maintain relationships with major customers;

●	Our ability to maintain relationships with third-party service providers;

●	Our ability to retain, attract, and motivate key personnel; and

●	Our ability to maintain and enhance the recognition of our brands.

Key Components of Our Results of Operations

Revenue

We generate our revenue primarily by providing (i) MICE management solution services, (ii) packaged tours services, (iii) services for transportation ticketing and accommodation reservation, and (iv) other travel-related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services. The following table presents a breakdown of the Group’s revenue, including amounts (in thousands) and corresponding percentages of total revenue, for the years presented:

	For the years ended December 31,
	2025		2024		2023
	USD	%	USD	%	USD	%
	(Amount in thousands, except for percentages)
MICE management solution services revenue	17,178	84.9	12,377	66.7	12,224	65.6
Packaged tours services revenue	2,184	10.8	5,613	30.3	5,969	32.0
Commission revenue for transportation ticketing and accommodation reservation services	767	3.8	521	2.8	403	2.2
Other revenue	100	0.5	32	0.2	29	0.2
Total revenue	20,229	100	18,543	100	18,625	100

MICE management solution services revenue.

We generate revenue from providing MICE management solution services to corporate customers for their business purpose tourism. Our services cover all aspects of the work including event planning, venue selection, event promotion, event execution, event management, and post-event evaluation. MICE management solution services revenue is recognized on a gross basis at a point in time when the service is completed.

For the years ended December 31, 2025, 2024, and 2023, our MICE management solution services revenue accounted for approximately $17.2 million, $12.4 million, and $12.2 million, representing 84.9%, 66.7%, and 65.6% of our total revenue, respectively.

Packaged tours services revenue.

We, through our subsidiaries, also operate our self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, our subsidiaries integrate the underlying resources such as transportations, accommodations, entertainments, meals, and tour guide services from selected suppliers, directs the selected vendors to provide services on our subsidiaries’ behalf, and hence sets up the price for the tour.

For the years ended December 31, 2025, 2024, and 2023, packaged tours service revenue accounted for approximately $2.2 million, $5.6 million, and $6.0 million, representing 10.8%, 30.3%, and 32.0% of our total revenue, respectively.

Commission revenue for transportation ticketing and accommodation reservation services.

We receive commissions from travel suppliers for ticketing reservations, hotel room reservations, and other related services through the Group’s transaction under various services agreements. We are not entitled to commission fees for tickets or hotel rooms canceled by end users. We present revenue from such transactions on a net basis as we generally do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled ticketing and hotel room reservations.

For the years ended December 31, 2025 2024, and 2023, commission revenue for transportation ticketing and accommodation reservation services accounted for approximately $0.8 million, $0.5 million, and $0.4 million, representing 3.8%, 2.8%, and 2.2% of our total revenue, respectively.

Other Revenue.

Other revenue primarily comprises revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Costs of Revenue

Cost of revenue mainly consists of salaries and other compensation expenses related to our tour advisors, customer services representatives, and other personnel related to MICE management solution services and packaged tours transactions, and other expenses directly attributable to our subsidiaries’ principal business operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fees. For the arrangements where our subsidiaries secure availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenue is recognized on a gross basis, cost of revenue also includes the amount paid to tour operators or suppliers. The following table sets forth a breakdown of our cost of revenue, in absolute amounts and percentages of our total revenue for the years presented:

	For the years ended December 31,
	2025		2024		2023
	USD	%	USD	%	USD	%
	(Amount in thousands, except for percentages)
Cost of MICE management solution services	13,457	66.5	10,056	54.2	9,798	52.6
Cost of packaged tours services	1,744	8.6	4,081	22.0	4,977	26.7
Other cost	-	-	-	-	349	1.9
Total cost of revenue	15,201	75.1	14,137	76.2	15,124	81.2

Operating expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amounts and as percentages of our total revenue for the years presented:

	For the years ended December 31,
	2025		2024		2023
	USD	%	USD	%	USD	%
	(Amount in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	1,553	7.7	1,480	8.0	1,177	6.3
General and administrative expenses	2,185	10.8	1,879	10.1	924	5.0
Total operating expenses	3,738	18.5	3,359	18.1	2,101	11.3

Selling and marketing expenses

Our selling and marketing expenses primarily consist of (i) compensation to sales personnel, including the salaries, performance-based bonus, and other benefits; (ii) service fee related to the sales and marketing function; and (iii) other expenses in relation to the selling and marketing activities.

Selling expenses as a percentage of revenue remained relatively stable during the three-year period, representing approximately 7.7%, 8.0%, and 6.3% for the years ended December 31, 2025, 2024, and 2023. The stability is attributable to the Group’s consistent investment in selling activities.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) compensation for our management and administrative personnel; (ii) professional service expense; (iii) depreciation and amortization; and (iv) transportation, insurance, and other expenses in relation to the general and administrative activities.

Our general and administrative expenses as a percentage of revenue remained stable over the past two years, at 10.8% for the year ended December 31, 2025, compared to approximately 10.1% for the year ended December 31, 2024. The percentage was 5.0% for the year ended December 31, 2023, due to the Company’s increase in its salaries and benefits expenditure.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

The United Arab Emirates

Under the current laws of the UAE, our subsidiaries incorporated in Dubai are not subject to tax on income or capital gain. Additionally, the UAE does not impose a withholding tax on payments of dividends to shareholders.

Incoming Federal Corporate Tax

According to the Corporate Tax Law of the UAE, federal corporate tax is implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED375,000 (US$102,110) is applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; and (iii) foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income. A different, higher, tax rate is expected to apply to certain entities that are part of large multinational groups with global consolidated revenue in excess of 750 million Euro (approximately AED3.15 billion (US$0.86 billion); however, such rate has not yet been specified. Certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%. It is currently unclear how capital gains derived by foreign businesses from the sale of shares of entities resident in the UAE would be taxed.

Uncertain tax positions

The Group did not accrue any liabilities, interest, or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2025 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenue and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 2 of our consolidated financial statements included elsewhere in this annual report, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates, and assumptions. While management believes its judgments, estimates, and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

Impairment of Right-of-use Assets and Other Long-lived Assets

We review our right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily include:

●	significant underperformance relative to projected operating results;

●	significant changes in the overall business strategy;

●	significant adverse changes in legal or business environment; and

●	significant competition, unfavorable industry trends, or economic outlook.

When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2025 and 2024, there were approximately $0.05 million and $0.05 million of impairment of long-lived assets recognized.

Revenue recognition

Under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers, we recognize revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. We recognize revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

We generate revenue by providing (i) MICE management solution services, (ii) packaged tours services, (iii) services for transportation ticketing and accommodation reservation, and (iv) other travel-related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services.

MICE management solution services revenue

We generate revenue from providing MICE management solution services to corporate customers for their business purpose tourism. We act as the principal and our performance obligation is to provide planning, organization, management, and related services for MICE customers. Our services include all aspects of the work from event planning, venue selection, event promotion, event execution, event management, and post-event evaluation. Each contract of MICE management solution services contains a single performance obligation to provide MICE management solution services which is satisfied at the point when the meetings, conferences, and exhibitions are hosted successfully. However, customers are not able to benefit from any of these services alone as the Group determines pricing for the entire MICE services as a whole without any variable considerations. We determine pricing for each contract separately without any variable considerations. MICE management solution services revenue is recognized on a gross basis at a point in time when the service is completed.

Packaged tours services revenue

We, through our subsidiary, Hunter Dubai, also operate our self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, Hunter Dubai integrates the underlying resources such as transportations, accommodations, entertainments, meals, and tour guide services from selected suppliers, directs the selected vendors to provide services on its behalf, and hence sets up the price for the tour. Hunter Dubai is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. However, customers are not able to benefit from any of these services alone as the Group determines pricing for the entire packaged tour services as a whole without any variable considerations. Accordingly, we, through Hunter Dubai, act as a principal for the self-operated local tour operator business and recognize revenue on a gross basis in accordance with ASC 606.

Commission revenue for air ticketing and hotel reservation

Transportation ticketing services

We receive commissions from travel suppliers for ticketing reservations and other related services through our transaction under various services agreements. Commissions from ticketing reservation services are recognized when tickets are issued, as this is when our performance obligation is satisfied. We are not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. We present revenue from such transactions on a net basis as we, generally, do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled ticketing reservations.

Accommodation reservation services

We receive commissions from travel suppliers for hotel room reservations through our transactions. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which we have fulfilled our performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that we are entitled to such incentive commissions. We generally receive incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. We present revenue from such transactions on a net basis as we, generally, do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled hotel reservations.

Other revenue

Other revenue primarily comprises revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Contract balances

When either party to a contract has performed, we would present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If we perform by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognized as revenue when the Group performs under the contract. During the years ended December 31, 2025 and 2024, the Group recognized revenue of $303,673 and $142,309, respectively, which was initially recorded as contract liabilities and presented as “Advance from customers” on the consolidated balance sheets at the beginning of each period. As of December 31, 2025 and 2024, contract liabilities amounted to $663,369 and $303,673, respectively. Subsequently, the Group recognized revenue of $663,369 which was initially recorded as contract liabilities as of December 31, 2025.

Results of Operations

	For the Years Ended December 31,
	2025		2024		2023
	USD	%	USD	%	USD	%
	(Amount in thousands, except for percentages)
Revenues
MICE management solution services revenue	17,178	84.9	12,377	66.7	12,224	65.6
Packaged tours services revenue	2,184	10.8	5,613	30.3	5,969	32.0
Commission revenue for transportation ticketing and accommodation reservation services	767	3.8	521	2.8	403	2.2
Other revenue	100	0.5	32	0.2	29	0.2
Total revenues	20,229	100	18,543	100	18,625	100
Cost of revenues	(15,201)	(75.1)	(14,137)	(76.2)	(15,124)	(81.2)
Gross profit	5,028	24.9	4,406	23.8	3,501	18.8

Operating expenses
Selling and marketing expenses	(1,553)	(7.7)	(1,480)	(8.0)	(1,177)	(6.3)
General and administrative expenses	(2,185)	(10.8)	(1,879)	(10.1)	(924)	(5.0)
Total operating expenses	(3,738)	(18.5)	(3,359)	(18.1)	(2,101)	(11.3)

Operating income	1,290	6.4	1,047	5.7	1,400	7.5

Interest income/(expenses), net	39	0.2	(8)	(0.1)	(10)	(0.1)
Other income, net	10	0.1	7	-	31	0.2
Income before income taxes	1,339	6.7	1,046	5.6	1,421	7.6
Income tax expenses	(117)	(0.6)	(95)	(0.5)	-	-
Net income	1,222	6.1	951	5.1	1,421	7.6

The year ended December 31, 2025 compared to the year ended December 31, 2024

Revenue. Our total revenue increased by approximately 9.1% from approximately $18.5 million for the year ended December 31, 2024 to approximately $20.2 million for the year ended December 31, 2025, primarily as a result of increased MICE management solution services. Our MICE management solution services revenue increased by approximately 38.8% from approximately $12.4 million for the year ended December 31, 2024 to approximately $17.2 million for the year ended December 31, 2025. Our packaged tours services revenue, however, decreased by approximately 61.1% from approximately $5.6 million for the year ended December 31, 2024 to approximately $2.2 million for the year ended December 31, 2025. Our commission revenue for transportation ticketing and accommodation reservation services increased by approximately 47.2% from approximately $0.5 million for the year ended December 31, 2024 to approximately $0.8 million for the year ended December 31, 2025. The primary factor of increase of MICE management solution services revenue and commission revenue for transportation ticketing and accommodation reservation services is the rising demand for cross-border corporate expansion in recent years. As a nexus for global energy and capital, the Middle East has drawn a growing number of enterprises and trade organizations for market due diligence, capital deployment, and trade exhibitions. Accordingly, we have secured an increase in orders for corporate travel, exhibition hosting, and summit organization from businesses and industry associations. Furthermore, we maintain close relationships with our key clients, with whom we have established long-standing collaborations, who serve as a consistent and recurring source of revenue. For the years ended December 31, 2025 and 2024, we served a total of 663 and 588 enterprise customers from diversified industries and regions, with a total of 2,085 and 2,392 tour groups, respectively. The number of groups with a single group income exceeding $27,229 (AED100,000) increased from 170 groups in 2024 to 171 groups in 2025. Additionally, the UAE is investing in infrastructure construction to facilitate international trade, tourism, and business activities, aiming to attract more people to the UAE for commercial activities and tourism. This has also driven an increase in demand for our MICE management solutions service.

Cost of Revenue. Our cost of revenue increased by approximately 7.5% from approximately $14.1 million for the year ended December 31, 2024 to approximately $15.2 million for the year ended December 31, 2025. The increase was primarily due to the expansion of our business.

Gross Profit. As a result of the factors set out above, our gross profit increased by approximately 14.1% from approximately $4.4 million for the year ended December 31, 2024 to approximately $5.0 million for the year ended December 31, 2025.

Selling and Marketing Expenses.   Our selling and marketing expenses increased by approximately 4.9% from approximately $1.5 million from the year ended December 31, 2024 to approximately $1.6 million for the year ended December 31, 2025. The increase was primarily attributable to rebates granted during the year ended December 31, 2025, aimed at maintaining customer relationships and expanding the market by encouraging existing customers to introduce new clients.

General and Administrative Expenses.  Our general and administrative expenses increased by approximately 16.3% from approximately $1.9 million for the year ended December 31, 2024 to approximately $2.2 million for the year ended December 31, 2025. The growth was primarily driven by the increase in audit fees and depreciation expense associated with fixed assets newly acquired in the year ended December 31, 2025.

Operating income. As a result of the factors set out above, we had approximately $1.3 million and $1.0 million operating income for the years ended December 31, 2025 and 2024, respectively.

Other Income, net. We recorded other income of $9,769 and $7,285 for the years ended December 31, 2025 and 2024, respectively, which was mainly due to investment interest income.

Net income. As a result of the foregoing, we had net income of approximately $1.2 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively.

The year ended December 31, 2024 compared to the year ended December 31, 2023

Revenue. Our total revenue decreased by approximately 0.4% from approximately $18.6 million for the year ended December 31, 2023 to approximately $18.5 million for the year ended December 31, 2024, primarily as a result of decreased packaged tours services. Our MICE management solution services revenue increased by approximately 1.3% from approximately $12.2 million for the year ended December 31, 2023 to approximately $12.4 million for the year ended December 31, 2024. Our Commission revenue for transportation ticketing and accommodation reservation services increased by approximately 29.3% from approximately $0.4 million for the year ended December 31, 2023 to approximately $0.5 million for the year ended December 31, 2024. The increase of MICE management solution services revenue and Commission revenue for transportation ticketing and accommodation reservation services is primarily due to the strengthened demand by our customers with recovered tourism business in the UAE after the COVID-19 pandemic and the improved recognition of our brand by our customers. For the years ended December 31, 2024 and 2023, we served a total of 588 and 426 enterprise customers from diversified industries and regions, with a total number of tour groups of 2,392 and 2,395, respectively. The number of groups with a single group income exceeding $27,229 (AED100,000) increased by 19.7% from 142 groups in 2023 to 170 groups in 2024. Additionally, the UAE is investing heavily in infrastructure construction to facilitate international trade, tourism, and business activities, aiming to attract more people to UAE for commercial activities and tourism. This has also driven an increase in demand for our MICE management solutions service.

Cost of Revenue. Our cost of revenue decreased by approximately 6.5% from approximately $15.1 million for the year ended December 31, 2023 to approximately $14.1 million for the year ended December 31, 2024, primarily due to the optimization of our supplier system which saved costs. The main part of the optimization is our cost of packaged tours services which decreased by approximately 18.0% from approximately $5.0 million for the year ended December 31, 2023 to approximately $4.1 million for the year ended December 31, 2024.

Gross Profit. As a result of the factors set out above, our gross profit increased by approximately 25.8% from approximately $3.5 million for the year ended December 31, 2023 to approximately $4.4 million for the year ended December 31, 2024.

Selling and Marketing Expenses. Our selling and marketing expenses increased by approximately 25.7% from approximately $1.2 million from the year ended December 31, 2023 to approximately $1.5 million for the year ended December 31, 2024. This increase was primarily due to the increase of the compensation to sales personnel of approximately $0.2 million with the growth of our transaction volume, including salaries, performance-based bonus, and other benefits with the increase of revenue.

General and Administrative Expenses. Our general and administrative expenses increased by approximately 103.4% from approximately $0.9 million for the year ended December 31, 2023 to approximately $1.9 million for the year ended December 31, 2024. This increase was primarily due to the increase of the compensation to general and administrative personnel of approximately $0.4 million, and the service expenses during the listing process have increased $0.3 million.

Operating income. As a result of the factors set out above, we had approximately $1.0 million and $1.4 million operating income for the years ended December 31, 2024 and 2023, respectively.

Other Income, net. We recorded other income of $7,285 and other income of $31,042 for the years ended December 31, 2024 and 2023, respectively, which was mainly due to commission refunded from credit card in 2024 and the disposal of our assets in 2023.

Net income. As a result of the foregoing, we had net income of approximately $1.0 million and $1.4 million for the years ended December 31, 2024 and 2023, respectively.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2025, 2024, and 2023, we had cash and cash equivalents of approximately $3.2 million, $1.3 million, and $0.8 million, respectively. We believe that our current cash, cash to be generated from our operations, and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business and may need more capital through equity financing to expand our production and meet market demands.

We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the years presented:

	For the Years Ended December 31,
	2025	2024	2023
	USD	USD	USD
	(Amounts in thousands)
Summary Consolidated Cash Flow:
Net cash provided by/(used in) operating activities	497	1,170	(76)
Net cash used in investing activities	(4,128)	(45)	(99)
Net cash provided by/(used in) financing activities	5,513	(619)	-
Net increase/(decrease) in cash and cash equivalents	1,882	506	(175)
Cash and cash equivalents and restricted cash, beginning of the year	1,285	779	954
Cash and cash equivalents and restricted cash, end of the year	3,167	1,285	779

The year ended December 31, 2025 compared to the year ended December 31, 2024

Operating Activities

We recorded net cash provided by operating activities of approximately $0.5 million for the year ended December 31, 2025. The difference between our net profit of approximately $1.2 million and the net cash provided by operating activities was primarily due to (i) an increase of allowance for doubtful accounts of approximately $0.3 million; (ii) an increase of amounts due to related party of approximately $0.5 million; (iii) an increase of advance from customers of approximately $0.4 million; (iv) a decrease of accounts payable of approximately $2.0 million; and (v) a decrease of prepayment and other current assets of approximately $0.7 million.

Investing Activities

Net cash used in investing activities was approximately $4.1 million for the year ended December 31, 2025, primarily due to the purchase of equipment of approximately $1.6 million and payments for held-to-maturity investments of approximately $2.5 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was approximately $5.5 million, primarily due to (i) the proceeds from issuance of shares of approximately $6 million; and (ii) the payments of offering cost of approximately $0.5 million.

The year ended December 31, 2024 compared to the year ended December 31, 2023

Operating Activities

We recorded net cash provided by operating activities of approximately $1.2 million for the year ended December 31, 2024. The difference between our net profit of approximately $1.0 million and the net cash provided by operating activities was primarily due to (i) a decrease of accounts receivable of approximately $0.6 million; and (ii) a decrease of accounts payable of approximately $0.8 million. Net cash used in operating activities of approximately $0.08 million for the year ended December 31, 2023. The difference between our net profit of approximately $1.4 million and the net cash used in operating activities was primarily due to (i) an increase of accounts receivable of approximately $1.9 million; (ii) an increase of accounts payable of approximately $0.8 million; and (iii) a decrease of advance from customers of approximately $0.8 million.

Investing Activities

Net cash used in investing activities was approximately $45,211 for the year ended December 31, 2024, due to the purchase of equipment. Net cash used in investing activity was approximately $99,762 for the year ended December 31, 2023, due to the purchase of and equipment.

Financing Activity

Net cash used in financing activity for the fiscal year ended December 31, 2024 was approximately $0.6 million due to the capitalization expenses incurred during the listing process.

There was no cash generated or used for the year ended December 31, 2023.

Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Holding Company Structure

We are a holding company with no material operations of our own. As a holding company, we conduct our operations primarily through our subsidiaries, Hunter Dubai and Multiple Dubai. As a result, our ability to pay dividends depends upon dividends paid by Hunter Dubai and Multiple Dubai. If they incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Since inception, inflation in the UAE has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2023, December 2024, and December 2025 were a decrease of 2.5%, an increase of 2.3%, and an increase of 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE experiences higher rates of inflation in the future.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

We are subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows, or results of operations taken as a whole. As of the date of this annual report, we are not a party to any material legal or administrative proceedings.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of credit risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash, restricted cash, accounts receivable, and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. We deposit our cash and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. We believe that no significant credit risk exists as these financial institutions have high credit quality.

Accounts receivables are typically unsecured and are derived from revenue earned through third-party consumers. We conduct credit evaluations of third-party customers and related parties, and generally do not require collateral or other security from its third-party customers and related parties. We establish an allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Concentration of customers and suppliers

No single customer accounted for more than 10% of the total revenue of the Group for the years ended December 31, 2025 and 2024. There were two customers accounted for more than 10% of the total revenue of the Group for the year ended December 31, 2023, accounting for a total of approximately 31.9% of the total revenue of the Group. As of December 31, 2025, there was one customer that accounted for approximately 12.2% of the Group’s total accounts receivable. As of December 31, 2024, no customer accounted for more than 10% of the Group’s accounts receivable.

For the year ended December 31, 2025, 2024, and 2023, there was one supplier that accounted for more than 10% of the total purchases of the Group, which accounted for approximately for approximately 20.2%, 19.8%, and 24.1% of the total purchases of the Group, respectively. As of December 31, 2025, there were three suppliers that accounted for more than 10% of the Group’s accounts payable, which accounted for approximately 21.7%, 18.4%, and 10.5% of the Group’s total accounts payable. As of December 31, 2024, no supplier accounted for more than 10% of the Group’s accounts payable.

Currency convertibility risk

All of our revenue and expenses are denominated in AED. The functional currency of our Company is U.S. dollars. The functional currency of our subsidiaries incorporated in the UAE is AED. We use U.S. dollars as our reporting currency.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income.

The AED has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged or that the existing peg will not be adjusted in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Zhengang Tang	68	Chief Executive Officer, Chairman of the Board of Directors, and Director
Jihong Chen	57	Director
Li Zhang	38	Chief Financial Officer
Si Li	41	Independent Director
Simon Hodgson	32	Independent Director
Mohammed Salem Almahri	54	Independent Director

Mr. Zhengang Tang has been serving as our chief executive officer, chairman of the board of directors, and director since November 2023. Since December 2023, Mr. Tang has been the chief executive officer at Ambitions Dubai, where he provides overall strategic direction for Ambitions Dubai. Since March 2008, Mr. Tang has been the founder and chief executive officer at Multiple Dubai, where he has overseen its management and organized events, exhibitions, and international forums. Since October 2006, Mr. Tang has been the founder and chief executive officer at Hunter Dubai, where he has overseen corporate management and managed the company’s various departments. Mr. Tang received his bachelor’s degree in Business Management from Beijing Television University in May 1988 and his master’s degrees in Business Administration from the Canadian Community College in June 2002 and from Peking University in February 2013. We believe Mr. Tang qualifies as our director because of his expertise in corporate management and his experience in the tourism industry in the Middle East.

Ms. Jihong Chen has been serving as our director since November 2023. Since March 2023, Ms. Chen has been a partner at Multiple Dubai, where she oversees the daily operations of Multiple Dubai. Since August 2022, Ms. Chen has been a managing director and partner at QR Trips Tourism LLC, where she oversees and manages its operations and provides guidance and support on its goals. Since October 2006, Ms. Chen has been a partner at Hunter Dubai, where she manages the company’s event planning, client reception, and MICE business. Ms. Chen received her associate’s degree in Economic Management from Beijing Institute of Modern Management in July 1994. We believe Ms. Chen qualifies as our director because of her expertise in event planning and corporate management.

Ms. Li Zhang has been serving as our chief financial officer since November 2023. From July 2022 to October 2023, Ms. Zhang was an investment manager at Hongange (Beijing) Private Equity Fund Management Co., Ltd, where she managed corporate listings and capital operations, and developed investment project plans. From January 2021 to June 2022, Ms. Zhang was a senior investment manager at Youpin Auto Service Group Co., Ltd., where she led strategic corporate operations and facilitated overseas listings. Ms. Zhang received her bachelor’s degree in Biotechnology from Shanghai Ocean University in July 2008.

Mr. Si Li has been serving as our director since September 2025. Since June 2023, Mr. Li has been serving as the chief financial officer at Token Cat Limited (Nasdaq CM: TC), responsible for Token Cat’s financial management, strategy development, government relations, and global expansions. From June 2020 to May 2023, Mr. Li was a partner at Hongange (Beijing) Private Equity Fund Management Co., Ltd., responsible for the company’s fundraising and investments. From August 2019 to May 2020, Mr. Li was the general manager at Avita Technology (Chongqing) Co., Ltd., managing its government relations, capital operations, and strategy development. Mr. Li is a Qualified Fund Practitioner in China. He received his bachelor’s degree in International Economics and Trade from Beijing Technology and Business University in June 2007, and his master’s degree in Quantitative and Applied Statistics from the University of Pennsylvania in July 2009. We believe Mr. Li qualifies as our director because of his expertise in business management, public offerings, and finance.

Mr. Simon Hodgson has been serving as our director since September 2025. Since September 2022, Mr. Hodgson has been serving as the vice president of strategy and communications at Teneo Holding LLC, overseeing its strategy and management consulting services. From October 2018 to September 2022, Mr. Hodgson was the head of government relations and public policy at Unum Group, where he provided political risk counseling services, led Unum Group’s engagement with policymakers and media, and designed data science tools. Mr. Hodgson received his bachelor’s degree in French and Spanish from University College London in May 2014. We believe Mr. Hodgson qualifies as our director because of his expertise in government relations.

Mr. Mohammed Salem Almahri has been serving as our director since September 2025. Since August 2021, Mr. Almahri has been serving as the head of business consultant and coach at the Dubai Entrepreneurship Academy & Khalifa Fund for Enterprise Development, responsible for training entrepreneurs. From May 2018 to July 2021, Mr. Almahri was the head of investment office at the Al Dhafra Municipality, attracting investments and capitals to the region. Mr. Almahri received his bachelor’s degree in Business Administration from the United Arab Emirates University in November 2001. We believe Mr. Almahri qualifies as our director because of his expertise in capital markets.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Our biggest shareholder, our chief executive officer, director, and chairman of the board of directors, Zhengang Tang, owns approximately 69.84% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, we may be deemed to be a “controlled company” within the meaning of the Nasdaq listing standards. Zhengang Tang has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. If we are deemed to be a “controlled company”, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately US$430,170 in cash to our executive officers and directors, and we paid an aggregate of US$2,083 in cash to our non-executive directors. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

C. Board Practices

Board of Directors

Our board of directors consists of five directors.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, directing, and supervising our business affairs. The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and remuneration, and (iv) approving the transfer of shares of our Company, including the registering of such shares in our register of members.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. A director may be removed from office by ordinary resolution of our shareholders, notwithstanding anything in our memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

The office of director shall be vacated, if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meeting of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

Our current board of directors, which comprises of five directors, has been making decisions regarding executive officer compensation. Our compensation committee is responsible for making decisions regarding executive officer compensation, and our audit committee is responsible for making decisions regarding related-party transactions.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee Our audit committee consists of Si Li, Simon Hodgson, and Mohammed Salem Almahri, chaired by Si Li. The Company has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. The Company has determined that Si Li qualifies as an “audit committee financial expert.” The audit committee oversees the Company’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

●	establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to our board of directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing and recommending the financial statements to our board of directors for inclusion in our annual reports;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board of directors for inclusion in our annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to our board of directors; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee Our compensation committee consists of Si Li, Simon Hodgson, and Mohammed Salem Almahri, chaired by Si Li. The Company has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and evaluating our executive compensation and benefits policies generally;

●	reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management;

●	reporting periodically to our board of directors; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee Our nominating and corporate governance committee consists of Si Li, Simon Hodgson, and Mohammed Salem Almahri, chaired by Si Li. The Company has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to our board of directors for election or re-election to our board of directors, or for appointment to fill any vacancy or newly created directorships on our board of directors;

●	reviewing periodically with our board of directors the current composition of our board of directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

●	recommending to our board of directors such criteria with respect to nomination or appointment of members of its board of directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	periodically reassessing the adequacy of the committee charter;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

●	overseeing and leading the self-evaluation of our board of directors in its performance and effectiveness as a whole.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Act, final SEC rules, and applicable listing standards.

Agreements with Named Executive Officers

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with prior written notice.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is calculated based on 10,965,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers*:
Zhengang Tang(1)	6,776,000	13,132,000	66.98%	69.70%
Jihong Chen(2)	-	5,628,000	18.93%	28.87%
Li Zhang	-	-	-	-
Si Li	-	-	-	-
Mohammed Salem Almahri	-	-	-	-
Simon Hodgson	-	-	-	-
All directors and executive officers as a group 5% Shareholders**:	6,776,000	18,760,000	85.91%	98.57%
HMDA Limited(1) (2)	-	18,760,000	63.11%	96.25%
HMDC Limited(1)	2,576,000	-	8.67%	0.88%
HMDE Limited(1)	4,200,000	-	14.13%	1.44%

*	Unless otherwise indicated, the business address of each of the individuals is 630 Business Village Block B, Port Saeed Deira, Dubai, United Arab Emirate.

**	The principal office of the 5% beneficial owner is located at Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(1)	Represents 13,132,000 Class B Ordinary Shares held by HMDA Limited, a British Virgin Islands company, which is 70% owned by Zhengang Tang, 2,576,000 Class A Ordinary Shares held by HMDC Limited, a British Virgin Islands company, which is 100% owned by Zhengang Tang, and 4,200,000 Class A Ordinary Shares held by HMDE Limited, a British Virgin Islands company, which is 100% owned by Zhengang Tang.

(2)	Represents 5,628,000 Class B Ordinary Shares held by HMDA Limited, which is 30% owned by Jihong Chen.

As of the date of this annual report, approximately 19.38% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders). None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

(a) Amounts due from related parties

	As of December 31, 2024	Provided		Received or reimbursed	As of December 31, 2025
Chinese Naseem Cultural Communications FZ LLC (“Naseem”)(i)	$544,949	$		$(166,931)	$378,018
Shanghai Wok Restaurant (“Wok”)(i)	489,483			(190,606)	298,877
First Express Passengers Transport By Rented Buses L.L.C (“Express”)(ii)			58,695		58,695
	$1,034,432		$58,695	$(357,537)	$735,590

	As of December 31, 2023	Provided	Received or reimbursed	As of December 31, 2024
Chinese Naseem Cultural Communications FZ LLC (“Naseem”) (i)	$733,288	$9,839	$(198,178)	$544,949
Shanghai Wok Restaurant (“Wok”) (i)	489,483	-	-	489,483
	$1,222,771	$9,839	$(198,178)	$1,034,432

(i)	The amounts due from Naseem and Wok represented interest-free loans provided by the Company for their operation purpose.

(ii)	The amounts due from Express represented advance payments provided by the Company.

(b) Amounts due to related party

	As of December 31,
	2025	2024	2023
Express(i)	$514,761	$39,566	$32,046
	$514,761	$39,566	$32,046

(i) The amounts due to Express was due to purchasing automotive services from Express.

(c) Related party’s transaction

	For the years ended December 31,
	2025	2024	2023
Automotive services purchased from Express	$695,154	$529,301	$533,453
	$695,154	$529,301	$533,453

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board of Directors—Agreements with Named Executive Officers.”

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee that is tasked with reviewing and approving all related-party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since October 21, 2025 under the symbol “AHMA.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since October 21, 2025 under the symbol “AHMA.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this annual report and is incorporated by reference herein.

As of the date of this annual report, the authorized share capital of the Company is $50,000 divided into 399,966,500,000 Class A Ordinary Shares and 100,033,500,000 Class B Ordinary Shares. As of the date of this annual report, 10,965,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Foreign Exchange Control (Responsible Government/Regulatory Body: Central Bank of the UAE).”

E. Taxation

The following discussion of material UAE, Cayman Islands, and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the UAE, and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is not otherwise party to any double-tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares or Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares or Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, may obtain an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Act (As Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Company may obtain an undertaking from the Financial Secretary of the Cayman Islands:

●	that no law that is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to our company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

●	on or in respect of the shares, debentures, or other obligations of our company; or

●	by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Act (As Revised).

UAE Taxation

It is the responsibility of all persons interested in purchasing the Class A Ordinary Shares to inform themselves as to any tax consequences from their investing in the Company and the Company’s operations or management, as well as any foreign exchange or other fiscal or legal restrictions, which are relevant to their particular circumstances in connection with the acquisition, holding, or disposition of the Class A Ordinary Shares.

Investors should therefore seek their own separate tax advice in relation to their holding of Class A Ordinary Shares, we do not accept any responsibility for the taxation consequences of any investment by an investor.

On January 16, 2023, the UAE’s Ministry of Finance introduced a nine percent. Federal corporate tax regime for the first time in the UAE to be applied on the adjusted accounting net profits of a business above AED375,000 (US$102,110), which came into effect on June 1, 2023. The subsidiaries are not currently subject to corporate income tax in the UAE as their net profits do not currently meet the AED375,000 (US$102,110) threshold.

There are no transfer taxes in the UAE on the purchase of Class A Ordinary Shares. Accordingly, the purchase of Class A Ordinary Shares should not result in any UAE tax liabilities for shareholders who are individuals or corporations tax residents in the UAE.

Non-UAE tax residents, or dual tax residents, individuals, and corporations, may be subject to taxation in jurisdictions outside the UAE with respect to the ownership of, or income derived in connection with, the Class A Ordinary Shares based on local tax regulations.

Based on the same principles as outlined above, UAE resident shareholders who are not subject to tax in the UAE or jurisdictions outside the UAE (both corporate and individual), should not currently be taxed on the receipt of dividend income and gains on the future sale of the Shares.

Shareholders who are subject to tax in the UAE by virtue of being a tax resident in jurisdictions outside the UAE, as well as shareholders tax resident in the UAE but also subject to tax in jurisdictions outside the UAE (both corporate and individual), should consult their own tax advisers as to the taxation of dividend income and gains on the future sale of the Class A Ordinary Shares under the relevant applicable local laws in those jurisdictions. There is currently no withholding tax in the UAE and as such, any dividend payments made by the Company should be made free of any UAE or Abu Dhabi withholding tax.

The UAE has adopted an excise tax, which was effective on October 1, 2017, and implemented a VAT, which was effective on January 1, 2018. On August 27, 2017, Federal Decree-Law No (8) of 2017 on Value Added Tax (“VAT Law”) was published on the website of the Federal Tax Authority. The executive regulations of the VAT Law were issued on November 28, 2017, under the Cabinet Decision No. 52 of Federal Decree Law No. (8) of 2017.

The executive regulations provide more details about the services that are subject to VAT and which particular services are zero-rated or exempt. The executive regulations of the VAT Law outline the conditions and parameters of such VAT treatment. The GCC VAT Framework Agreement, which is a country-level agreement between all the GCC countries, sets out broad principles that should be followed by all the GCC countries in their VAT laws while providing individual member states some discretion to adopt a different VAT treatment with respect of certain matters. Each GCC country will enact its own domestic VAT legislation based on the underlying principles in this common framework.

Article 42 of the executive regulations outlines the scope of financial services classified as exempt and, on this basis, no VAT would be applied on any transfer of Ordinary Shares. However, it should be noted that fees relating to the transfer of ownership of Ordinary Shares would be standard rated at 5%.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This brief summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This brief summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For the year ended December 31, 2025, the Company did not declare or pay any dividends.

Taxation of Dispositions of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the securities in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of securities will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Company (PFIC) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our past offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we are not in the current year a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash we raised in any past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the Ordinary Shares and the amount of cash we raised in the initial public offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in the initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the Ordinary Shares when inherited from a decedent that was previously a holder of the Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of securities. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares, unless such securities are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, our executive officers and directors will be required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, will remain exempt from Section 16(a) reporting requirements.

I. Subsidiary Information

See “Item 4. Information on the Company—A. History and Development of the Company” and “—C. Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash, restricted cash, accounts receivable, and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. We deposit our cash and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. We believe that no significant credit risk exists as these financial institutions have high credit quality.

Accounts receivables are typically unsecured and are derived from revenue earned through third-party consumers. We conduct credit evaluations of third-party customers and related parties, and generally do not require collateral or other security from its third-party customers and related parties. We establish an allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for details.

Inflation

As of the date of this annual report, inflation in the UAE has not materially affected our results of operations. According to the Federal Competitiveness and Statistics Centre, the year-over-year percent changes in the consumer price index for December 2025, 2024, and 2023 were increases of 3.01%, 2.21%, and 2.59%, respectively. Although we were not materially affected by inflation in the past, we may be affected if the UAE experiences higher rates of inflation in the future.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remains unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-284789) for our initial public offering, which was declared effective by the SEC on September 30, 2025. On October 22, we completed our initial public offering in which we issued and sold an aggregate of 1,500,000 Class A Ordinary Shares at a price of $4.00 per share for $6.00 million. AC Sunshine Securities LLC was the underwriter of our initial public offering. On October 21, 2025, the underwriter exercised its over-allotment option in full to purchase an additional 225,000 ordinary shares at the price of US$4.00 per share. Gross proceeds of our initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$6.90 million, before deducting underwriting discounts and other related expenses.

We incurred approximately $2.20 million in expenses in connection with our initial public offering, which included approximately $0.72 million in financial advisory fees, approximately $0.48 million in underwriting discounts, approximately $0.54 million in auditor fees, approximately $0.03 million in expenses paid to or for the underwriter’s non-accountable expenses, approximately $0.09 million in other expenses, approximately $0.18 million paid for underwriter’s legal counsel service fees, approximately $0.09 million in industry consultancy and notary fees, and approximately $0.07 million in Nasdaq listing fees. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were approximately $3.56 million, after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we have utilized approximately US$2 million from the net proceeds for the Company’s daily operations, working capital, and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of December, 2025, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December, 2025, due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. However, in connection with the audits of our consolidated financial statements as of December 31, 2025 and 2024, we and our independent registered public accounting firms identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2025, we identified the material weaknesses related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

Our management has implemented and is currently taking the steps necessary to remediate the ineffectiveness, such as (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) actively recruiting more qualified staff to fill up the key roles in the operations; and iii) setting up a financial and system control framework with formal documentation of polices and controls in place. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors also has determined that Si Li qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Si Li also satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. We have made our code of business conduct and ethics publicly available on our website, which can be accessed at https://ir.ambitions.ae/Corporate-Governance.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Onestop Assurance PAC, our independent registered public accounting firm since 2023.

	For the Years Ended December 31,
	2025	2024	2023
Audit fees (1)	$170,000	$205,000	$120,000
Audit-related fees (2)	8,500	10,250	6,000
Total	$178,500	$215,250	$126,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

(2)	Audit-related fees include other fees incurred by our independent registered public accounting firm in connection with the review of our financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. As of the date of this annual report, we have not chosen to follow any home country practices with respect to corporate governance matters. As a result, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K. CYBERSECURITY

Risk management and strategy

Cybersecurity is a vital aspect of maintaining the trust of our customers and employees. We have instituted a comprehensive cybersecurity risk management program that employs various methods to monitor and assess our threat environment and risk profile. These methods include the use of manual and automated tools, conducting scans of the threat environment, evaluating our and our industry’s risk profile, evaluating threats reported to us and conducting vulnerabilities assessments. We also (i) established procedures to evaluate our backup systems timely as well as to review the security level of our current systems and consider upgrading our security and software testing if needed, (ii) established a fire wall to prevent external cyber risks, and (iii) provided cybersecurity training to our employees.

We have implemented protocols to safeguard against cybersecurity threats and prevent unauthorized access to sensitive data. We regularly assess the Company’s cybersecurity risks and vulnerabilities by identifying potential threats, evaluating the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure full compliance with cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation, control, and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to enhance employees’ awareness of cybersecurity risks and to help them better understand their roles and responsibilities in protecting the assets and data of the Company and its subsidiaries. As of the date of this annual report, we do not engage third parties in connection with such evaluation or training processes. In the future, we may engage third parties from time to time to conduct risk assessments.

We believe these are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. During the fiscal year ended December 31, 2025, we have not identified any risks from cybersecurity threats that have materially affected our business operations or financial conditions.

Governance

Our board of directors are primarily responsible for the overall risk management and implementation of such policies and procedures, which will be updated every year under the monitoring of our board of directors, and shall be approved by our board of directors to make sure such policies and procedures satisfy the requirements of IATF 16949 and ISO 9001. The executive management team is responsible for overseeing risk monitoring carried out by our IT department.

More specifically, our IT department is responsible for regularly monitoring cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats. In the event of a cybersecurity threat or cybersecurity incident, they inform executive management and our board of directors. Furthermore, the IT department conducts thorough analyses of both internal and external cybersecurity risks as required, holding regular meetings with executive management and department heads to address operational risks.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the Operating Subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (File No. 333-284789) initially filed with the U.S. Securities and Exchange Commission on February 7, 2025)
2.2*	Description of Securities
4.1	English Translation of the Form of MICE Management Service Agreement (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-284789) initially filed with the U.S. Securities and Exchange Commission on February 7, 2025)
4.2	English Translation of the Form of One-Stop Tourism Service Agreement (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-284789) initially filed with the U.S. Securities and Exchange Commission on February 7, 2025)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our registration statement on Form F-1 (File No. 333-284789) initially filed with the U.S. Securities and Exchange Commission on February 7, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-284789) initially filed with the U.S. Securities and Exchange Commission on February 7, 2025)
11.2	Compensation Recovery Policy (incorporated by reference to Exhibit 99.10 of our registration statement on Form F-1 (File No. 333-284789) initially filed with the U.S. Securities and Exchange Commission on February 7, 2025)
11.3*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

	By:	/s/ Zhengang Tang
Zhengang Tang
Chief Executive Officer, Director, Chairman of the Board of Directors
(Principal Executive Officer)

Date: April 30, 2026

Report of Independent Registered Public Accounting Firm

To The Shareholders and Board of Directors of Ambitions Enterprise Management Co. L.L.C

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambitions Enterprise Management Co. L.L.C and subsidiaries (collectively referred to as the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in equity and cash flows, for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 30, 2026

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

		As of December 31,
	Notes	2025	2024
ASSETS
Current assets:
Cash and cash equivalents		$2,868,138	$986,768
Restricted cash		298,434	298,434
Accounts receivable, net	4	4,185,045	4,907,563
Prepayments and other current assets	5	2,622,836	1,893,288
Deferred offering costs		-	619,238
Amounts due from related parties	10	735,590	1,034,432
Total current assets		10,710,043	9,739,723

Non-current assets:
Equipment, net	7	1,639,271	138,263
Deferred tax assets	11	47,495	13,963
Right-of-use assets	8	127,398	98,852
Held-to-Maturity Investments	6	2,528,278	-
Total non-current assets		4,342,442	251,078
Total assets		$15,052,485	$9,990,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$839,502	$2,875,953
Amounts due to a related party	10	514,761	39,566
Advance from customers		663,369	303,673
Operating lease liabilities, current	9	110,970	84,826
Income tax payable		239,219	109,454
Accrued expenses and other current liabilities	8	192,797	202,798
Total current liabilities		2,560,618	3,616,270
Total liabilities		$2,560,618	$3,616,270

Commitments and Contingencies		-	-

Shareholders’ equity:
Ordinary share, $0.0000001 par value; 399,966,500,000 class A shares authorized; 10,965,000 and 9,240,000 shares issued and outstanding as of December 31, 2025 and 2024*	14	1	1
Ordinary share, $0.0000001 par value; 100,033,500,000 class B shares authorized; 18,760,000 shares issued and outstanding as of December 31, 2025 and 2024*	14	2	2
Subscription receivable		(3)	(3)
Additional paid-in capital		4,975,868	81,688
Retained earnings		7,515,999	6,292,843
Total shareholders’ equity		12,491,867	6,374,531
Total liabilities and shareholders’ equity		$15,052,485	$9,990,801

*	Giving retroactive effect to the 9,240,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares issued and outstanding following the share subdivision and share surrender on February 18, 2025, starting from the earliest period presented. Further information is disclosed in Note 14 SHAREHOLDERS’ EQUITY.

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

		For the years ended December 31,
	Notes	2025	2024	2023
Revenue		$20,229,180	$18,543,447	$18,625,375
Cost of revenue		(15,200,653)	(14,137,109)	(15,123,980)
Gross profit		5,028,527	4,406,338	3,501,395

Operating expenses:
Selling and marketing		(1,552,533)	(1,479,606)	(1,177,227)
General and administrative		(2,184,916)	(1,879,314)	(923,987)
Total operating expenses		(3,737,449)	(3,358,920)	(2,101,214)

Operating income		1,291,078	1,047,418	1,400,181

Interest income/(expenses), net		39,400	(8,347)	(9,920)
Other income, net		9,769	7,285	31,042
Income before income taxes		1,340,247	1,046,356	1,421,303
Income tax expenses	11	(117,091)	(95,491)	-
Net income		$1,223,156	$950,865	$1,421,303

Net income per share attributable to ordinary shareholders of the Company
Basic and diluted	12	$0.04	$0.03	$0.05

Weighted average shares used in calculating net earning per share
Basic and diluted*	12	28,335,548	28,000,000	28,000,000

*	Giving retroactive effect to the 9,240,000 Cass A Ordinary Shares and 18,760,000 Class B Ordinary Shares issued and outstanding following the share subdivision and share surrender on February 18, 2025, starting from the earliest period presented. Further information is disclosed in Note 14 SHAREHOLDERS’ EQUITY.

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Class A Ordinary shares			Class B Ordinary shares		Subscription	Additional paid-in	Retained	Total shareholders’
	Shares*	Amount		Shares*	Amount	receivable	capital	earnings	equity
Balance as of December 31, 2022	9,240,000	$1		18,760,000	$2	$(3)	$81,688	$3,920,675	$4,002,363
Net income	—	—		—	—	—	—	1,421,303	1,421,303
Balance as of December 31, 2023	9,240,000	$1		18,760,000	$2	$(3)	$81,688	$5,341,978	$5,423,666
Net income	—	—		—	—	—	—	950,865	950,865
Balance as of December 31, 2024	9,240,000	$1		18,760,000	$2	$(3)	$81,688	$6,292,843	$6,374,531
Net income	—	—		—	—	—	—	1,223,156	1,223,156
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), net of deferred offering costs	1,725,000	$—	**	—	—	—	4,894,180	—	4,894,180
Balance as of December 31, 2025	10,965,000	$1		18,760,000	$2	$(3)	$4,975,868	$7,515,999	$12,491,867

*	Giving retroactive effect to the 9,240,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares issued and outstanding following the share subdivision and share surrender on February 18, 2025, starting from the earliest period presented. Further information is disclosed in Note 14 SHAREHOLDERS’ EQUITY.
**	The amount is less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”))

	For the years ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$1,223,156	$950,865	$1,421,303
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation of equipment	97,773	42,410	4,149
Amortization of right-of-use assets	165,456	153,645	100,808
Allowance for credit loss	370,175	86,754	94,076
Loss/(Gain) on disposal of property plant, equipment	1,507	-	(20,244)
Deferred tax expenses	(33,532)	(13,963)	-

Changes in operating assets and liabilities:
Accounts receivable, net	349,801	630,806	(1,925,473)
Amount due from related parties	298,842	188,339	667,175
Prepayment and other current assets	(727,005)	(215,492)	(331,590)
Accounts payable	(2,036,451)	(757,058)	768,091
Operating lease liabilities	(167,858)	(151,951)	(109,946)
Advance from customers	359,696	161,364	(775,264)
Amounts due to a related party	475,195	7,520	(48,456)
Income tax payables	129,765	109,454	-
Accrued expenses and other current liabilities	(10,002)	(21,994)	79,628
Net cash provided by/(used in) operating activities	496,518	1,170,699	(75,743)

Cash flows from investing activities:
Purchase of equipment	(1,600,288)	(45,211)	(120,005)
Payments for held-to-maturity investments	(2,528,278)	-	-
Proceeds from disposal of equipment	-	-	20,243
Net cash used in investing activities	(4,128,566)	(45,211)	(99,762)

Cash flows from financing activities:
Proceeds from issuance of share capital	6,028,243	-	-
Payments of Deferred offering costs	-	(619,238)	-
Payments of offering cost	(514,825)	-	-
Net cash provided by/ (used in) financing activity	5,513,418	(619,238)	-
Net increase/(decrease) in cash and cash equivalents	1,881,370	506,250	(175,505)
Cash and cash equivalents and restricted cash, beginning of year	1,285,202	778,952	954,457
Cash and cash equivalents and restricted cash, end of year	$3,166,572	$1,285,202	$778,952

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

1. ORGANIZATION

(a) Nature of operations

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions” or the “Company”) was incorporated in the Cayman Islands on November 2, 2023 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands with an authorized share capital of USD50,000 divided into 500,000,000,000 Ordinary Shares of par value USD0.0000001 each, and with 16,500,000 Class A Ordinary Shares and 33,500,000 Class B Ordinary Shares issued and outstanding. HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter”) was incorporated in the UAE on October 10, 2007. MULTIPLE EVENTS L.L.C (“Multiple”) was incorporated in the UAE on March 16, 2008. Hunter, together with Multiple (collectively, the ‘‘Operating Entities”), are principally engaged in providing one-stop tourism and management solution services for meetings, incentives, conference, and exhibitions (“MICE”) in the UAE, including event planning, ticketing, visa application, ground services, accommodation and dining arrangements, event reception and execution.

(b) Reorganization

In preparation of the Company’s initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of the Company and its subsidiaries.

On December 10, 2023, the Company acquired AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions Dubai”) in the UAE, which became a wholly-owned subsidiary of the Company.

On December 10, 2023, the Company, through Ambitions Dubai, entered into two equity purchase agreements with the Operating Entities and their then shareholders. The Operating Entities then became wholly-owned subsidiaries of Ambitions Dubai. The Company has accounted for the Reorganization as a transaction between entities with common ownership, which is akin to a reorganization of entities under common control. After the Reorganization, Zhengang Tang, the principal shareholder of the Operating Entities before the Reorganization, and the Chairman of the Board of Directors, Director, and Chief Executive Officer of the Company after the Reorganization, beneficially owns an aggregate of 71.1% of the Company’s outstanding shares. As all the entities involved in the process of the Reorganization are under common ownership of Ambition’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The Company and its subsidiaries hereinafter are collectively referred to as the “Group”.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions”)	November 2, 2023	Cayman Islands
Subsidiaries:
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions Dubai”)	October 26, 2023	The United Arab Emirates	100%
HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter”)	October 10, 2007	The United Arab Emirates	100%
MULTIPLE EVENTS L.L.C (“Multiple”)	March 16, 2008	The United Arab Emirates	100%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, and to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to the incremental borrowing rate used in the recognition of ROU assets and lease liabilities, useful lives of equipment, assessment for impairment of long-lived assets, and current credit loss of receivables. Actual results could differ from those estimates.

(d) Foreign currency

The Group’s reporting currency is USD. The functional currency of the Company is USD. The functional currencies of the Company’s subsidiaries incorporated in the UAE are their respective local currencies Dirham (“AED”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not USD are translated from their respective functional currency into USD. Assets and liabilities denominated in foreign currencies are translated into USD at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into USD at the appropriate historical rates. Income and expense items are translated into USD using the periodic average exchange rates. Due to the exchange rate of USD to AED is fixed, no other comprehensive income or loss resulting from changes in exchange rates is recognized in the consolidated statement of shareholders’ equity.

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(f) Restricted cash

Restricted cash represents the cash that is not freely available to be spent nor re-invested to sustain future growth, which is legally or contractually restricted, or only to be used for a specified purpose. The restrictions can be permanent or temporary. Failure to use the asset according to agreed limitations will generate contractual or legal consequences.

(g) Accounts receivable and allowance for credit loss

Accounts receivable primarily include trade accounts receivable from business clients and travel suppliers, less allowances for credit loss. The Group measures all credit losses at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

(h) Equipment, net

Equipment is stated at cost less accumulated depreciation and impairment loss, if any. Depreciation is recognized once an asset is available for its intended use. Depreciation is computed using the straight-line method over the estimated useful lives of assets which are as follows:

Category	Estimated useful life
Electronic equipment	3 – 5 years
Motor vehicles	3 – 5 years

Equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell and are no longer depreciated. Impairment of long-lived assets was disclosed in Note 7.

(i) Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange listing costs, and road show related costs.

(j) Held-to-Maturity Investments

The Company classifies its investments in debt securities as held-to-maturity when it has the positive intent and ability to hold them to maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts using the effective interest method over the contractual life of the securities. Interest income, including amortization of premiums and accretion of discounts, is recognized in interest income within the consolidated statements of operations.

For convertible debt securities classified as held-to-maturity, the Company evaluates whether the embedded conversion feature is required to be bifurcated as a derivative instrument under ASC 815, Derivatives and Hedging. If the conversion feature is considered clearly and closely related to the debt host and does not require bifurcation, the entire instrument is accounted for as a single debt security. If bifurcation is required, the convertible note is separated into a debt host component and a derivative liability component; the debt host is then classified as held-to-maturity if the criteria are met. The Company has determined that the conversion features in its convertible notes are not required to be bifurcated, as they are indexed to the issuer’s own stock and meet the scope exception for equity instruments under ASC 815-40.

(k) Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and ROU assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2025 and 2024, there was approximately $47,830 and $47,830 of impairment of long-lived assets recognized, respectively.

(l) Fair value of financial instruments

The Group adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

The carrying amounts reported in the balance sheets of cash and cash equivalents and restricted cash, accounts receivable, prepayments and other current assets, amount due from related parties, accounts payable, accrued expenses and other current liabilities and amount due to related party, approximate their fair value based on the short-term maturity of these instruments. The Group did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024.

(m) Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. The Group recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

The Group generates revenue by providing (i) MICE management solution services, an acronym that stands for meetings, incentives, conferences, and exhibitions, which refers to a sector of the tourism industry that organizes, manages, and hosts events for business or academic purposes; (ii) packaged tours services; (iii) services for transportation ticketing and accommodation reservation; and (iv) other travel related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services. The following table sets forth a breakdown of the Group’s revenue, in absolute amounts and percentages of total revenue for the years presented:

	For the years ended December 31,
	2025		2024		2023
	USD	%	USD	%	USD	%
MICE management solution services revenue	$17,178,001	84.9	$12,377,069	66.7	$12,224,126	65.6
Packaged tours services revenue	2,183,915	10.8	5,613,299	30.3	5,969,006	32.0
Commission revenue for transportation ticketing and accommodation reservation services	766,977	3.8	520,982	2.8	402,821	2.2
Other revenue	100,287	0.5	32,097	0.2	29,422	0.2
Total revenue	$20,229,180	100	$18,543,447	100	$18,625,375	100

MICE management solution services revenue

The Group generates revenue from providing MICE management solution services to corporate customers for their business purpose tourism. The Group acts as the principal and its performance obligation is to provide the overall MICE management solution services to customers. The Group’s services cover all aspects of the work from event planning, venue selection, event promotion, event execution, event management, and other related services. However, customers are not able to benefit any one of these services alone as the Group determines pricing for the entire MICE services as a whole without any variable considerations. Each contract of MICE management solution services contains a single performance obligation to provide MICE management solution services which is satisfied at the point when the meetings, conferences, and exhibitions are completed. MICE management solution services revenue is recognized on a gross basis at a point in time when the service is rendered.

Packaged tours services revenue

The Group also operates its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportation, accommodation, entertainment, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour. However, customers are not able to benefit any one of these services alone as the Group determines pricing for the entire packages tour services as a whole without any variable considerations. The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606.

Commission revenue for air ticketing and hotel reservation

Transportation ticketing services

The Group receives commissions from travel suppliers for ticketing reservations and other related services through the Group’s transaction under various services agreements. Commissions from ticketing reservations rendered are recognized when tickets are issued, as this is when the Group’s performance obligation is satisfied. The Group is not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Group presents revenue from such transactions on a net basis as the Group, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transactions. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Group has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenue from such transactions on a net basis as the Group, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

Other revenue

Other revenue primarily comprise revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Contract balances

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

A contract asset is the right to be considered in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognized as revenue when the Group performs under the contract. During the years ended December 31, 2025 and 2024, the Group recognized revenue of $303,673 and $142,309, respectively, which was initially recorded as contract liabilities and presented as “Advance from customers” on the consolidated balance sheets at the beginning of each period. As of December 31, 2025 and 2024, contract liabilities amounted to $663,369 and $303,673, respectively. Subsequently, the Group recognized revenue of $663,369 which was initially recorded as contract liabilities as of the year ended December 31, 2025.

(n) Cost of revenue

Cost of revenue mainly consists of salaries and other compensation expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to MICE management solution services and packaged tours transactions, and other expenses directly attributable to the Group’s principal operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fee. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenue is recognized on a gross basis, cost of revenue also includes the amount paid to tour operators or suppliers. The following table sets forth a breakdown of the Group’s cost of revenue, in absolute amounts and percentages of total revenue for the years presented:

	For the years ended December 31,
	2025		2024		2023
	USD	%	USD	%	USD	%
Cost of MICE management solution services	$13,457,220	66.5	$10,055,774	54.2	$9,797,524	52.6
Cost of packaged tours services	1,743,433	8.6	4,081,335	22.0	4,977,208	26.7
Other cost	-	-	-	-	349,248	1.9
Total cost of revenue	$15,200,653	75.1	$14,137,109	76.2	$15,123,980	81.2

(o) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation-related expenses to sales and marketing personnel, marketing and promotional expenses. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses.

(p) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, amortization of ROU assets, depreciation and amortization, legal and other professional services fees, and other general corporate related expenses.

(q) Taxation

Income Taxes

According to the Corporate Tax Law of the UAE, federal corporate tax is implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED375,000 will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; and (iii) foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income. A different, higher, tax rate is expected to apply to certain entities that are part of large multinational groups with global consolidated revenue in excess of 750 million Euro (approximately AED3.15 billion or US$0.86 billion), however such rate has not yet been specified. Certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%. It is currently unclear how capital gains derived by foreign businesses from the sale of shares of entities resident in the UAE would be taxed.

As the Chapter 19 — Translate rules show in Federal Decree-Law No. 47 of 2022 published by UAE that a taxable person’s opening balance sheet for corporate tax purposes shall be the closing balance sheet prepared for financial reporting purposes under accounting standards applied in the State on the last day of the financial year that ends immediately before their first tax period commences, subject to any conditions or adjustments that may be prescribed by the minister.

Value added tax

The Company’s UAE subsidiaries are subject to value added tax. Revenue from providing services is generally subject to VAT at the rate of 5%. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

Uncertain tax positions

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for years ended December 31, 2025 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(r) Comprehensive income (loss)

The Group has adopted FASB Accounting Standard Codification Topic 220 “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components, and accumulated balances. There was no other comprehensive income or loss for the years ended December 31, 2025 and 2024.

(s) Leases

On January 1, 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840. The Group elected to apply practical expedients permitted under the transition method that allow them to use the beginning of the period of adoption as the date of initial application, not to recognize lease assets and lease liabilities for leases with a term of twelve months or less, not to separate non-lease components from lease components, and not to reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method.

Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. ROU assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. As of December 31, 2025, the Group recognized ROU assets of $127,398 and corresponding current operating lease liabilities of $110,970, respectively. As of December 31, 2024, the Group recognized ROU assets of $98,852 and corresponding current operating lease liabilities of $84,826, respectively.

(t) Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Group’s securities; (ii) the Group’s management and or their immediate family; (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group; or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated.

(u) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

(v) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (the “CODM”) has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the Dubai, no geographical segments are presented. Segment disclosures are included in Note 15 — Segment Reporting.

(w) Recent adopted standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The Group has adopted this standard and made appropriate disclosures. The interim reporting requirement applies to fiscal years beginning after December 15, 2024, and early adoption is permitted. Details of the segment disclosure policy analysis can be found in “— (v) Segment reporting.”

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This update will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group has adopted this standard and made appropriate disclosures.

3. CONCENTRATION OF RISKS

(a) Political, social, and economic risks

The Group’s operations could be adversely affected by significant political, economic, and social uncertainties in the UAE. Although the UAE government has been pursuing economic reform policies for several years, no assurance can be given that the UAE government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or unforeseen circumstances affecting the UAE political, economic, and social conditions. There is also no guarantee that the UAE government’s pursuit of economic reforms will be consistent or effective.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

The Group conducts a substantial portion of its operations in the Middle East, particularly in the UAE, where many of its officers and directors reside. As a tour operator, travel agency, and provider of event planning and management services, the Group’s business is sensitive to regional economic, political, and security conditions. The conflict between the United States and Iran may disrupt travel patterns, reduce tourism demand, and lead to airspace restrictions, border or customs closures, and flight delays. Although the Group’s operations have not yet been materially impacted, any escalation or prolongation of such conflict could materially and adversely affect its business, financial condition, and results of operations.

(b) Credit risk and Concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2025 and 2024, $3,166,572 and $1,285,202 were deposited with financial institutions located in the UAE, respectively. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

No single customer accounted for more than 10% of the total revenue of the Group for the years ended December 31, 2025 and 2024. Two customers accounted for more than 10% of the total revenue of the Group for the year ended December 31, 2023. As of December 31, 2025, one customer accounted for approximately 12.2% of the Group’s total accounts receivable. As of December 31, 2024, no customer accounted for more than 10% of the Group’s accounts receivable.

For the years ended December 31, 2025, 2024 and 2023, there was one supplier that accounted for more than 10% of the total purchases of the Group, which accounted for approximately 20.2%, 19.8%, and 24.1% of the Group’s total purchases, respectively. As of December 31, 2025, there were three suppliers that accounted for more than 10% of the Group’s accounts payable, which accounted for approximately 21.7%, 18.4%, and 10.5% of the Group’s total accounts payable. As of December 31, 2024, no supplier accounted for more than 10% of the Group’s accounts payable.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for credit loss consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable	$4,713,405	$5,063,205
Less: allowance for credit loss	(528,360)	(155,642)
	$4,185,045	$4,907,563

Allowance for credit loss movement consisted of the following:

	As of December 31,
	2025	2024
At the beginning of the year	$(155,642)	$(97,133)
Allowance of the year	(372,718)	(58,509)
At the end of the year	$(528,360)	$(155,642)

As of December 31, 2025 and 2024, all accounts receivable were due from third party customers. The Group recognized allowance for credit loss of $372,718 and $58,509 for the years ended December 31, 2025 and 2024, respectively.

5. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

	As of December 31,
	2025	2024
Advances to suppliers	$1,017,412	$339,166
Advances to third parties(i)	1,445,126	1,514,541
Deposit	60,659	63,739
Advance to staff	93,650	4,087
Interest receivable(ii)	31,692	-
Less: allowance for credit loss	(25,703)	(28,245)
	$2,622,836	$1,893,288

(i)

On February 1, 2024 and April 1, 2024, Hunter entered into imprest agreements with two business partners, respectively, pursuant to which Hunter has an obligation to provide imprest to enable the relevant business partners to carry out business activities in cooperation with Hunter. On June 30, 2024, Multiple entered into an imprest agreement with one of its business partners, pursuant to which Multiple has an obligation to provide imprest to enable the relevant business partner to carry out business activities in cooperation with Multiple.

For the year ended December 31, 2025, Hunter and Multiple provided a total amount of $2,706,042 in imprest to the business partners, and a total amount of $2,674,268 was repaid by the business partners. For the year ended December 31, 2024, Hunter and Multiple provided a total amount of $2,519,311 in imprest to the business partners, and a total amount of USD2,217,294 was repaid by the business partners.

(ii)	Interest receivable consists entirely of accrued interest on the held-to-maturity debt securities purchased in October 2025 (further information disclosed in Note 6. HELD-TO-MATURITY INVESTMENTS), which bear interest at a stated annual rate of 6% (simple interest).

6. HELD-TO-MATURITY INVESTMENTS

Held-to-Maturity Investments consisted of the following:

	As of December 31,
	2025	2024
Held-to-Maturity Investments	$2,528,278	$-
	$2,528,278	$-

During the year ended December 31, 2025, the Group acquired the following held-to-maturity debt securities:

On October 14 and October 24, 2025, the Group purchased two debt securities with an aggregate principal amount of $2,528,278. These securities are measured at amortized cost and will mature on October 14, 2027 and October 24, 2027, respectively. Each security bears interest at a stated annual rate of 6%, computed on a simple interest basis (interest information is disclosed in Note 5. PREPAYMENT AND OTHER CURRENT ASSETS). No other-than-temporary impairment was recognized on these investments during the year ended December 31, 2025.

7. EQUIPMENT, NET

Equipment consisted of the following:

	As of December 31,
	2025	2024
Electronic equipment	$82,092	$78,660
Motor vehicles	1,959,909	393,195
	2,042,001	471,855
Less: accumulated depreciation	(354,900)	(285,762)
Less: impairment loss	(47,830)	(47,830)
Equipment, net	$1,639,271	$138,263

For the years ended December 31, 2025, 2024 and 2023, the Group recorded depreciation expenses of $97,773, $42,410 and $4,149 as general and administrative expenses, respectively.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2025	2024
Payroll and welfare payables	$36,031	$63,247
Deposit from employees	29,898	12,818
Loan from third parties	81,780	-
VAT payable	2,389	2,389
Deposit to suppliers	10,111	116,176
Others	32,588	8,168
	$192,797	$202,798

9. LEASES

The Group leases office spaces from third parties. The Group does not have any finance lease for the years ended December 31, 2025 and 2024. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased assets for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to general and administrative expenses and selling and marketing expenses.

A summary of supplemental information related to operating leases as of December 31, 2025 and 2024 was as follows:

	As of December 31,
	2025	2024
Right-of-use assets	$127,398	$98,852
Operating lease liabilities, current	$110,970	$84,826
Weighted average remaining lease terms	0.6	0.6
Weighted average discount rate	7.18%	7.18%

Cash flow information related to leases consists of the following:

	2025	2024	2023
Right-of-use assets obtained in exchange for new operating lease liabilities	$188,594	$84,826	$153,842

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

As of December 31, 2025
USD
FY2026	$113,920
Total lease payment	113,920
less: imputed interest	(2,950)
Total lease liabilities	$110,970

10. RELATED PARTY TRANSACTIONS

The Group’s balances with related parties consisted of the following:

Names of the related parties	Relationship with the Group
Zhengang Tang	Controlling shareholder, Director, Chief Executive Officer and Chairman of the Board
Jihong Chen	Principal shareholder and the Director of the Board
Naixin Tang	Principal shareholder
Chinese Naseem Cultural Communications FZ LLC (“Naseem”)	Controlled by Zhengang Tang
Shanghai Wok Restaurant (“Wok”)	Controlled by Zhengang Tang
First Express Passengers Transport By Rented Buses L.L.C (“Express”)	Controlled by Zhengang Tang

(a) Amounts due from related parties

	As of December 31, 2024	Provided	Received or reimbursed	As of December 31, 2025
Naseem(i)	$544,949	$-	$(166,931)	$378,018
Wok(i)	489,483	-	(190,606)	298,877
Express(ii)	-	58,695	-	58,695
	$1,034,432	$58,695	$(357,537)	$735,590

	As of December 31, 2023	Provided	Received or reimbursed	As of December 31, 2024
Naseem(i)	$733,288	$9,839	$(198,178)	$544,949
Wok(i)	489,483	-	-	489,483
	$1,222,771	$9,839	$(198,178)	$1,034,432

(i)	Amount due from Naseem and Wok represent interest-free loans provided by the Company for their operation purpose.

(ii)	The amount due from Express represents advance payments provided by the Company.

(b) Amounts due to related party

	As of December 31,
	2025	2024	2023
Express(i)	$514,761	$39,566	$32,046
	$514,761	$39,566	$32,046

(i)	Amount due to Express was attributable to the purchasing automotive services from Express.

(c) Related party’s transaction

	For the years ended December 31,
	2025	2024	2023
Automotive services purchased from Express	$695,154	$529,301	$533,453
	$695,154	$529,301	$533,453

11. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

The United Arab Emirates

According to the Corporate Tax Law of the UAE, federal corporate tax is implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED375,000 will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; and (iii) foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income.

The following table presents the composition of income tax expenses for years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025	2024
Current income tax expenses	$150,623	109,454
Deferred income tax expenses	(33,532)	(13,963)
	$117,091	95,491

	For the years ended December 31,
	2025	%	2024	%	2023
Income before income taxes	$1,340,247		1,046,356		-
Income tax expense computed at an applicable tax rate of 9%	120,623	9.0	94,172	9.0	-
Non-deductible item	12,464	0.9	10,509	1.0	-
Effect of tax holiday	(15,996)	(1.2)	(9,190)	(0.9)	-
	$117,091		95,491		-

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

Significant components of the Group’s deferred tax assets and deferred tax liabilities were as follows:

	For the years ended December 31,
	2025	2024	2023
Deferred tax assets:
Allowance for credit loss	$41,124	7,808	-
Operating lease liabilities	3,384	816	-
Current year tax losses	5,809	5,809	-
Total deferred tax assets	50,317	14,433	-

Deferred tax liability:
Right of use assets	(2,822)	(470)	-
Deferred tax assets, net:	$47,495	13,963	-

Uncertain tax positions

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2025, 2024 and 2023, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

12. EARNING PER share

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the years ended December 31,
	2025	2024	2023
Numerator:
Net income attributable to the Group’s ordinary shareholders	$1,223,156	$950,865	$1,421,303

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	28,335,548	28,000,000	28,000,000
Basic and diluted earnings per share	$0.04	$0.03	$0.05

13. Commitments and Contingencies

(a) Capital expenditure commitments

The Group has no capital expenditure commitment as of December 31, 2025 and 2024.

(b) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2025, the Group is not a party to any material legal or administrative proceedings.

14. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on November 2, 2023. On September 30, 2024, in accordance with the Company’s memorandum of association and amendments thereto, the Company’s ordinary shares were re-designated as Class A ordinary shares and Class B ordinary shares, with the authorized share capital of 500,000,000,000 shares with a par value of US$0.0000001 per share. Both Class A ordinary shares and Class B ordinary shares rank pari passu in the event of liquidation and entitlement to declared dividends. The two classes of shares differ in their voting rights. Each Class A ordinary share is entitled to one vote per share, while each Class B ordinary share is entitled to 15 votes per share.

On September 30, 2024, The Company approved the reclassification of our issued and outstanding share capital. Each of our issued and unissued ordinary shares, par value of $0.0001 per share, was subdivided into 1,000 shares, par value of $0.0000001 per share. Upon the share subdivision, all of our existing shareholders surrendered, for nil consideration, the additional ordinary shares they hold as a result of the subdivision and continued holding the ordinary shares registered in their names before the subdivision. After such surrender of shares, all ordinary shares held by HMDA Limited, were re-designated as Class B Ordinary Shares, and all other issued and outstanding ordinary shares were re-designated as Class A Ordinary Shares. Following the reclassification, our authorized share capital became $50,000 divided into 399,966,500,000 Class A Ordinary Shares and 100,033,500,000 Class B Ordinary Shares, and we have 16,500,000 Class A Ordinary Shares and 33,500,000 Class B Ordinary Shares issued and outstanding after the share reclassification.

On February 18, 2025, The Company approved the irrevocable surrender for nil consideration of 7,260,000 Class A Ordinary Shares and 14,740,000 Class B Ordinary Shares in total from HMDA Limited, HMDE Limited, HMDC Limited, HMDD Limited, and Pinnacle Partners Inc. On February 18, 2025, The Company approved the transfer of 20,000 Class A Ordinary Shares from HMDC Limited to HMDF Limited. The Company recognizes the aforementioned agreement as part of the reorganization and has given retroactive effect to the 9,240,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares issued and outstanding following the share subdivision and share surrender, starting from the earliest period presented. On October 21, 2025, the Company completed its initial public offering of 1,725,000 Class A Ordinary Shares. As of the date of this report, the Company has 10,965,000 Class A Ordinary Shares and 18,760,000 Class B Ordinary Shares issued and outstanding.

On February 23, 2026, the Company’s shareholders approved the adoption of the second amended and restated memorandum and articles of association, reflecting a change of voting power of the Class B Ordinary Shares from 15 votes for each Class B Ordinary Share to 30 votes for each Class B Ordinary Share.

15. SEGMENT REPORTING

The Group operates in a single operating segment and has one reportable segment, which includes all activities related to the provision of its event planning and management services. The determination of a single segment is consistent with the consolidated financial information regularly provided to the Company’s CODM.

The following table provides the operating financial results of the Group’s segment for the years ended December 31, 2025, 2024, and 2023:

	For the years ended December 31,
	2025	2024	2023
Revenues	$20,229,180	18,543,447	18,625,375
Less: Significant other segment expense
Cost of revenues	(15,200,653)	(14,137,109)	(15,123,980)
Selling and marketing	(1,552,533)	(1,479,606)	(1,177,227)
General and administrative	(2,184,916)	(1,879,314)	(923,987)
Interest expenses, net	39,400	(8,347)	(9,920)
Other income, net	9,769	7,285	31,042
Income tax expenses	(117,091)	(95,491)	-
Segment net income	$1,223,156	950,865	1,421,303

16. SUBSEQUENT EVENTS

The Group has evaluated all subsequent events from the balance sheet date through the date of this report, which was issued on April 30, 2026, and has determined there are no events required to be disclosed.